UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Unaudited

Consolidated

Interim

Financial

Statements

September 30, 2021 and 2020 with report of independent registered public accounting firm

INDEX

PETROBRAS

2

KPMG Auditores Independentes

Rua do Passeio, 38, setor 2, 17º andar - Centro

20021-290 - Rio de Janeiro/RJ - Brasil

Caixa Postal 2888 - CEP 20001-970 - Rio de Janeiro/RJ - Brasil

Telephone +55 (21) 2207-9400

kpmg.com.br

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

Petróleo Brasileiro S.A. - Petrobras

Results of Review of Interim Financial Information

We have reviewed the consolidated statement of financial position of Petróleo Brasileiro S.A. - Petrobras and subsidiaries (the “Company”) as of September 30, 2021, the related consolidated statements of income and comprehensive income for the three-month and nine-month periods ended September 30, 2021 and 2020, the related consolidated statements of changes in shareholders’ equity and cash flows for the nine-month periods ended September 30, 2021 and 2020 and the related notes (collectively, the consolidated interim financial information). Based on our reviews, we are not aware of any material modifications that should be made to the consolidated interim financial information for it to be in accordance with IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB).

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Company as of December 31, 2020, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for the year then ended (not presented herein); and in our report dated March 24, 2021, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated statement of financial position as of December 31, 2020, is fairly stated, in all material respects, in relation to the consolidated statement of financial position from which it has been derived.

Basis for review results

This consolidated interim financial information is the responsibility of the Company’s management. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our reviews in accordance with the standards of the PCAOB. A review of consolidated interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

/s/ KPMG Auditores Independentes Rio de Janeiro - RJ October 28, 2021
3

UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

PETROBRAS

As of September 30, 2021 and December 31, 2020 (Expressed in millions of US Dollars, unless otherwise indicated)

Assets	Note	09.30.2021	12.31.2020	Liabilities	Note	09.30.2021	12.31.2020
Current assets				Current liabilities
Cash and cash equivalents	3.1	10,919	11,711	Trade payables		5,424	6,859
Marketable securities	3.2	537	659	Finance debt	25.1	3,417	4,186
Trade and other receivables	9.1	4,699	4,731	Lease liability	26	5,690	5,698
Inventories	10	7,276	5,677	Income taxes payable	11.1	577	198
Recoverable income taxes	11.1	183	418	Other taxes payable	11.1	3,497	2,636
Other recoverable taxes	11.1	1,288	2,177	Dividends payable	27.2	1,950	858
Others		1,819	1,230	Short-term employee benefits	12	1,688	1,953
		26,721	26,603	Pension and medical benefits	13	688	1,549
Assets classified as held for sale	23	3,859	785	Others		1,602	1,603
		30,580	27,388			24,533	25,540
				Liabilities related to assets classified as held for sale	23	960	685
						25,493	26,225

Non-current assets
Long-term receivables				Non-current liabilities
Trade and other receivables	9.1	1,723	2,631	Finance debt	25.1	33,299	49,702
Marketable securities	3.2	45	44	Lease liability	26	17,182	15,952
Judicial deposits	14.2	7,848	7,281	Income taxes payable	11.1	317	357
Deferred income taxes	11.4	892	6,451	Deferred income taxes	11.4	155	195
Other recoverable taxes	11.1	3,305	3,158	Pension and medical benefits	13	11,736	14,520
Others		459	635	Provisions for legal proceedings	14.1	2,204	2,199
		14,272	20,200	Provision for decommissioning costs	15	17,452	18,780
				Others		2,286	2,204
						84,631	103,909
				Total liabilities		110,124	130,134

				Equity
Investments	22	1,884	3,273	Share capital (net of share issuance costs)	27.1	107,101	107,101
Property, plant and equipment	17	129,402	124,201	Capital reserve and capital transactions		373	1,064
Intangible assets	18	3,052	14,948	Profit reserves		72,942	65,917
		148,610	162,622	Accumulated other comprehensive (deficit)		(112,567)	(114,734)
				Attributable to the shareholders of Petrobras		67,849	59,348
				Non-controlling interests		1,217	528
						69,066	59,876
Total assets		179,190	190,010	Total liabilities and equity		179,190	190,010
The notes form an integral part of these interim financial statements.
4

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

PETROBRAS

Periods ending September 30, 2021 and 2020 (Expressed in millions of US Dollars, unless otherwise indicated)

	Note	Jan-Sep/2021	Jan-Sep/2020	Jul-Sep/2021	Jul-Sep/2020

Sales revenues	4	59,935	39,772	23,255	13,148
Cost of sales	5.1	(29,712)	(22,811)	(11,863)	(6,868)
Gross profit		30,223	16,961	11,392	6,280

Income (expenses)
Selling expenses	5.2	(3,137)	(3,756)	(1,103)	(1,175)
General and administrative expenses	5.3	(870)	(1,011)	(337)	(309)
Exploration costs	20	(538)	(437)	(133)	(268)
Research and development expenses		(415)	(255)	(151)	(92)
Other taxes		(369)	(761)	(217)	(398)
Impairment of assets	19	2,918	(13,358)	3,098	13
Other income and expenses	6	(550)	(280)	(157)	(522)
		(2,961)	(19,858)	1,000	(2,751)

Income (loss) before finance expense, results of equity-accounted investments and income taxes		27,262	(2,897)	12,392	3,529

Finance income		555	406	227	124
Finance expenses		(4,270)	(4,570)	(1,191)	(1,814)
Foreign exchange gains (losses) and inflation indexation charges		(4,767)	(6,830)	(3,898)	(2,496)
Net finance expense	7	(8,482)	(10,994)	(4,862)	(4,186)

Results of equity-accounted investments	22.2	1,500	(677)	291	(168)

Net income (loss) before income taxes		20,280	(14,568)	7,821	(825)

Income taxes	11.3	(5,970)	3,899	(1,867)	568

Net income (loss) for the period		14,310	(10,669)	5,954	(257)

Net income (loss) attributable to shareholders of Petrobras		14,239	(10,368)	5,938	(236)
Net income (loss) attributable to non-controlling interests		71	(301)	16	(21)
Basic and diluted earnings (losses) per common and preferred share - in U.S. dollars	27.3	1.09	(0.79)	0.46	(0.02)

The notes form an integral part of these interim financial statements.
5

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

PETROBRAS

Periods ending September 30, 2021 and 2020 (Expressed in millions of US Dollars, unless otherwise indicated)

	Jan-Sep/2021	Jan-Sep/2020	Jul-Sep/2021	Jul-Sep/2020
Net income (loss) for the period	14,310	(10,669)	5,954	(257)

Items that will not be reclassified to the statement of income:

Actuarial gains (losses) on post-employment defined benefit plans
Recognized in equity	2,862	1,683	1,143	−
Deferred income tax	(585)	(187)	−	−
	2,277	1,496	1,143	−

Unrealized gains (losses) on equity instruments measured at fair value through other comprehensive income
Recognized in equity	−	(2)	−	−
Deferred income tax	−	1	−	−
	−	(1)	−	−

Share of other comprehensive income (losses) in equity-accounted investments	−	14	−	−

Items that may be reclassified subsequently to the statement of income:

Unrealized gains (losses) on cash flow hedge - highly probable future exports
Recognized in equity	(2,456)	(25,750)	(4,907)	(1,329)
Reclassified to the statement of income	3,339	3,586	1,032	1,143
Deferred income tax	(299)	7,535	1,318	63
	584	(14,629)	(2,557)	(123)

Cumulative translation adjustments (*)
Recognized in equity	(835)	(5,322)	(1,748)	(98)
Reclassified to the statement of income	41	−	7	−
	(794)	(5,322)	(1,741)	(98)

Share of other comprehensive income in equity-accounted investments
Recognized in equity	32	(564)	(109)	53

Other comprehensive income (loss)	2,099	(19,006)	(3,264)	(168)

Total comprehensive income (loss)	16,409	(29,675)	2,690	(425)
Comprehensive income (loss) attributable to shareholders of Petrobras	16,406	(29,403)	2,711	(412)
Comprehensive income (loss) attributable to non-controlling interests	3	(272)	(21)	(13)
(*) It includes cumulative translation adjustments in associates and joint ventures.
The notes form an integral part of these interim financial statements.

6

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

PETROBRAS

Periods ending September 30, 2021 and 2020 (Expressed in millions of US Dollars, unless otherwise indicated)

	Jan-Sep/2021	Jan-Sep/2020
Cash flows from operating activities
Net income (loss) for the period	14,310	(10,669)
Adjustments for:
Pension and medical benefits (actuarial expense)	1,806	1,175
Results of equity-accounted investments	(1,500)	677
Depreciation, depletion and amortization	8,786	9,209
Impairment of assets (reversal)	(2,918)	13,358
Allowance (reversals) for credit loss on trade and other receivables	(14)	124
Exploratory expenditure write-offs	214	223
Foreign exchange, indexation and finance charges	8,232	12,458
Deferred income taxes, net	3,998	(4,186)
Revision and unwinding of discount on the provision for decommissioning costs	587	518
Inventory write-down (write-back) to net realizable value	(3)	375
PIS and COFINS recovery - exclusion of ICMS (VAT tax) from the basis of calculation	(983)	(3,262)
Results from co-participation agreements in bid areas	(667)	−
Assumption of interest in concessions	(98)	−
Disposal/write-offs of assets, remeasurement of investment retained with loss of control and reclassification of CTA	(182)	(92)
Early termination and cash outflows revision of lease agreements	(348)	(173)
Decrease (Increase) in assets
Trade and other receivables, net	(1,487)	(69)
Inventories	(2,164)	742
Judicial deposits	(768)	(914)
Other assets	(125)	451
Increase (Decrease) in liabilities
Trade payables	850	171
Other taxes payable	4,451	1,978
Pension and medical benefits	(2,055)	(821)
Provisions for legal proceedings	123	(274)
Short-term benefits	(139)	1,060
Provision for decommissioning costs	(526)	(313)
Other liabilities	161	373
Income taxes paid	(946)	(301)
Net cash provided by operating activities	28,595	21,818
Cash flows from investing activities
Acquisition of PP&E and intangible assets	(4,640)	(4,486)
Investments in investees	(15)	(941)
Proceeds from disposal of assets - Divestment	2,906	1,038
Financial compensation for the Búzios Co-participation Agreement	2,938	−
Divestment (Investment) in marketable securities	117	(5)
Dividends received	294	201
Net cash provided by (used in) investing activities	1,600	(4,193)
Cash flows from financing activities
Changes in non-controlling interest	(11)	(64)
Proceeds from financing	1,754	15,897
Repayment of principal - finance debt	(20,490)	(19,598)
Repayment of interest - finance debt	(1,870)	(2,658)
Repayment of lease liability	(4,381)	(4,371)
Dividends paid to Shareholders of Petrobras	(5,828)	(1,020)
Dividends paid to non-controlling interests	(75)	(38)
Net cash used in financing activities	(30,901)	(11,852)
Effect of exchange rate changes on cash and cash equivalents	(94)	(446)
Net increase in cash and cash equivalents	(800)	5,327
Cash and cash equivalents at the beginning of the period	11,725	7,377

Cash and cash equivalents at the end of the period	10,925	12,704

The notes form an integral part of these interim financial statements.

7

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

PETROBRAS

Periods ending September 30, 2021 and 2020 (Expressed in millions of US Dollars, unless otherwise indicated)

	Share capital (net of share issuance costs)			Accumulated other comprehensive income (deficit) and deemed cost				Profit Reserves
	Share Capital	Share issuance costs	Capital reserve, Capital Transactions and Treasury shares	Cumulative translation adjustment	Cash flow hedge - highly probable future exports	Actuarial gains (losses) on defined benefit pension plans	Other comprehensive income (loss) and deemed cost	Legal	Statutory	Tax incentives	Profit retention	Additional dividends proposed	Retained earnings (losses)	Equity attributable to shareholders of Petrobras	Non-controlling interests	Total consolidated equity
	107,380	(279)	1,064	(68,721)	(13,540)	(17,322)	(886)	8,745	2,702	1,102	53,078	−	−	73,323	892	74,215
Balance at January 1, 2020		107,101	1,064				(100,469)					65,627	−	73,323	892	74,215
Realization of deemed cost	−	−	−	−	−	−	2	−	−	−	−	−	(2)	−	−	−
Capital transactions	−	−	−	−	−	−	−	−	−	−	−	−	−	−	(89)	(89)
Net income	−	−	−	−	−	−	−	−	−	−	−	−	(10,368)	(10,368)	(301)	(10,669)
Other comprehensive income	−	−	−	(5,351)	(14,629)	1,496	(551)	−	−	−	−	−	−	(19,035)	29	(19,006)
Appropriations:
Dividends	−	−	−	−	−	−	−	−	−	−	−	−	−	−	(66)	(66)
Balance at September 30, 2020	107,380	(279)	1,064	(74,072)	(28,169)	(15,826)	(1,435)	8,745	2,702	1,102	53,078	−	(10,370)	43,920	465	44,385
		107,101	1,064				(119,502)					65,627	(10,370)	43,920	465	44,385

	107,380	(279)	1,064	(73,936)	(24,590)	(15,034)	(1,174)	8,813	2,900	1,102	51,974	1,128	−	59,348	528	59,876
Balance at January 1, 2021		107,101	1,064				(114,734)					65,917	−	59,348	528	59,876
Capital increase with reserves	−	−	−	−	−	−	−	−	−	−	−	−	−	−	2	2
Capital transactions	−	−	(691)	−	−	−	−	−	−	−	−	−	−	(691)	753	62
Net income	−	−	−	−	−	−	−	−	−	−	−	−	14,239	14,239	71	14,310
Other comprehensive income (loss)	−	−	−	(726)	584	2,277	32	−	−	−	−	−	−	2,167	(68)	2,099
Appropriations:
Dividends	−	−	−	−	−	−	−	−	−	−	−	(1,128)	(6,086)	(7,214)	(69)	(7,283)
Balance at September 30, 2021	107,380	(279)	373	(74,662)	(24,006)	(12,757)	(1,142)	8,813	2,900	1,102	51,974	−	8,153	67,849	1,217	69,066
		107,101	373				(112,567)					64,789	8,153	67,849	1,217	69,066

The notes form an integral part of these interim financial statements.
8

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

1.	Basis of preparation
1.1.	Statement of compliance and authorization of unaudited consolidated interim financial statements

These unaudited consolidated interim financial statements have been prepared and presented in accordance with IAS 34 – “Interim Financial Reporting” as issued by the International Accounting Standards Board (IASB). They present the significant changes in the period, avoiding repetition of certain notes to the annual consolidated financial statements previously reported. Hence, they should be read together with the Company’s audited annual consolidated financial statements for the year ended December 31, 2020, which include the full set of notes (2020 Financial Statements).

These unaudited consolidated interim financial statements were approved and authorized for issue by the Company’s Board of Directors in a meeting held on October 28, 2021.

2.	Summary of significant accounting policies

The accounting policies and methods of computation followed in these consolidated interim financial statements are the same as those followed in the preparation of the annual financial statements of the Company for the year ended December 31, 2020.

The IFRS standards that became effective on January 1, 2021 resulted in no material effects on these unaudited consolidated interim financial statements.

Regarding the Interest Rate Benchmark Reform (IBOR Reform), in order to prepare for the transition to alternative reference rates, the Company continues to monitor the pronouncements of regulatory authorities, aimed at adapting its financial instruments to the new benchmark. The Company has debts indexed to Libor (London Interbank Offered Rate), corresponding to 33% of total finance debt.

3.	Cash and cash equivalents and Marketable securities
3.1.	Cash and cash equivalents
	09.30.2021	12.31.2020
Cash at bank and in hand	248	552
Short-term financial investments
- In Brazil
Brazilian interbank deposit rate investment funds and other short-term deposits	5,856	2,592
Other investment funds	179	28
	6,035	2,620
- Abroad
Time deposits	3,598	2,574
Automatic investing accounts and interest checking accounts	1,038	5,633
Other financial investments	-	332
	4,636	8,539
Total short-term financial investments	10,671	11,159
Total cash and cash equivalents	10,919	11,711

Short-term financial investments in Brazil primarily consist of investments in funds holding Brazilian Federal Government Bonds that can be redeemed immediately, as well as reverse repurchase agreements that mature within three months as of the date of their acquisition. Short-term financial investments abroad comprise time deposits that mature in three months or less from the date of their acquisition, highly-liquid automatic investment accounts, interest checking accounts and other short-term fixed income instruments.

9

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
3.2.	Marketable securities
	09.30.2021	12.31.2020
Fair value through profit or loss	537	652
Amortized cost	45	51
Total	582	703
Current	537	659
Non-current	45	44

Marketable securities classified as fair value through profit or loss refer mainly to investments in Brazilian Federal Government Bonds. These financial investments have maturities of more than three months and are generally classified as current assets due to their maturity or the expectation of their realization in the short term.

4.	Sales revenues
	2021	2020	2021	2020
	Jan-Sep	Jan-Sep	Jul-Sep	Jul-Sep
Diesel	17,480	10,241	6,833	3,642
Gasoline	8,148	4,518	3,383	1,705
Liquefied petroleum gas	3,327	2,461	1,291	854
Jet fuel	1,456	1,113	629	187
Naphtha	1,219	1,364	526	434
Fuel oil (including bunker fuel)	1,268	540	545	152
Other oil products	3,080	1,915	1,197	722
Subtotal oil products	35,978	22,152	14,404	7,696
Natural gas	4,086	2,692	1,716	752
Renewables and nitrogen products	34	45	12	13
Breakage	200	368	39	134
Electricity	2,172	466	1,038	94
Services, agency and others	648	594	264	208
Domestic market	43,118	26,317	17,473	8,897
Exports	16,103	12,308	5,607	3,889
Oil	11,642	9,171	4,130	2,865
Fuel oil (including bunker fuel)	3,624	2,551	1,169	881
Other oil products	837	586	308	143
Sales abroad (*)	714	1,147	175	362
Foreign market	16,817	13,455	5,782	4,251
Sales revenues (**)	59,935	39,772	23,255	13,148
(*) Sales revenues from operations outside of Brazil, including trading and excluding exports.
(**) Sales revenues by business segment are set out in note 8.

In the nine-month periods ended September 30, 2021 and 2020, the sales to Vibra Energia (former BR Distribuidora) represent more than 10% of the Company’s sales revenues, mainly associated with the refining, transportation and marketing segment.

5.	Costs and expenses by nature
5.1.	Cost of sales
	2021	2020	2021	2020
	Jan-Sep	Jan-Sep	Jul-Sep	Jul-Sep
Raw material, products for resale, materials and third-party services (*)	(13,505)	(9,487)	(5,895)	(2,508)
Depreciation, depletion and amortization	(6,770)	(7,237)	(2,366)	(2,265)
Production taxes	(7,962)	(4,386)	(2,978)	(1,579)
Employee compensation	(1,475)	(1,701)	(624)	(516)
Total	(29,712)	(22,811)	(11,863)	(6,868)
(*) It Includes short-term leases and inventory turnover.

10

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
5.2.	Selling expenses
	2021	2020	2021	2020
	Jan-Sep	Jan-Sep	Jul-Sep	Jul-Sep
Materials, third-party services, freight, rent and other related costs	(2,633)	(3,211)	(924)	(999)
Depreciation, depletion and amortization	(448)	(411)	(159)	(160)
Allowance for expected credit losses	13	(3)	7	27
Employee compensation	(69)	(131)	(27)	(43)
Total	(3,137)	(3,756)	(1,103)	(1,175)

5.3.	General and administrative expenses
	2021	2020	2021	2020
	Jan-Sep	Jan-Sep	Jul-Sep	Jul-Sep
Employee compensation	(637)	(742)	(261)	(228)
Materials, third-party services, freight, rent and other related costs	(168)	(190)	(56)	(54)
Depreciation, depletion and amortization	(65)	(79)	(20)	(27)
Total	(870)	(1,011)	(337)	(309)

6.	Other income and expenses
	2021	2020	2021	2020
	Jan-Sep	Jan-Sep	Jul-Sep	Jul-Sep
Pension and medical benefits - retirees	(1,255)	(699)	(816)	(211)
Unscheduled stoppages and pre-operating expenses	(993)	(1,107)	(342)	(292)
Losses with legal, administrative and arbitration proceedings	(545)	(390)	(270)	(225)
Variable compensation program	(347)	15	(152)	(14)
Profit sharing	(93)	(16)	(35)	(5)
Gains/(losses) with Commodities Derivatives	(56)	(301)	(14)	(48)
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	(40)	(43)	(7)	(43)
Equalization of expenses - Production Individualization Agreements	(33)	709	19	(136)
Results from co-participation agreements in bid areas (**)	667	-	667	-
Recovery of taxes (*)	543	1,510	37	15
Reimbursements from E&P partnership operations	425	672	134	306
Early termination and changes to cash flow estimates of leases	347	173	121	26
Transfer of rights on concession agreements (**)	298	-	288	-
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	222	133	118	218
Amounts recovered from Lava Jato investigation	222	101	26	16
Fines imposed on suppliers	124	84	47	21
Voluntary Separation Plan - PDV	8	(1,022)	1	(78)
Others	(44)	(99)	21	(72)
Total	(550)	(280)	(157)	(522)
(*) It Includes the effects of the exclusion of ICMS (VAT tax) in the basis of calculation of sales taxes PIS and COFINS, as set out in note 11.
(**) Further information in note 18.

11

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
7.	Net finance income (expense)
	2021	2020	2021	2020
	Jan-Sep	Jan-Sep	Jul-Sep	Jul-Sep
Finance income	555	406	227	124
Income from investments and marketable securities (Government Bonds)	174	166	100	47
Other income, net	381	240	127	77
Finance expenses	(4,270)	(4,570)	(1,191)	(1,814)
Interest on finance debt	(2,325)	(2,825)	(669)	(971)
Unwinding of discount on lease liabilities	(895)	(994)	(303)	(342)
Discount and premium on repurchase of debt securities	(1,098)	(783)	(249)	(521)
Capitalized borrowing costs	747	707	269	213
Unwinding of discount on the provision for decommissioning costs	(579)	(499)	(195)	(147)
Other finance expenses and income, net	(120)	(176)	(44)	(46)
Foreign exchange gains (losses) and indexation charges	(4,767)	(6,830)	(3,898)	(2,496)
Foreign exchange gains (losses) (*)	(1,956)	(5,127)	(2,957)	(1,351)
Reclassification of hedge accounting to the Statement of Income (*)	(3,339)	(3,586)	(1,032)	(1,143)
Recoverable taxes inflation indexation income (**)	489	1,861	15	19
Other foreign exchange gains (losses) and indexation charges, net	39	22	76	(21)
Total	(8,482)	(10,994)	(4,862)	(4,186)
(*) For more information, see notes 29.3c and 29.3a.
(**) Includes PIS and Cofins inflation indexation income - exclusion of ICMS (VAT tax) from the basis of calculation. See note 11.

8.	Net income by operating segment
Consolidated Statement of Income by operating segment
	Jan-Sep/2021
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate and other business	Eliminations	Total
Sales revenues	39,803	53,480	8,306	360	(42,014)	59,935
Intersegments	39,013	1,011	1,832	158	(42,014)	−
Third parties	790	52,469	6,474	202	-	59,935
Cost of sales	(17,142)	(46,848)	(5,658)	(355)	40,291	(29,712)
Gross profit (loss)	22,661	6,632	2,648	5	(1,723)	30,223
Income (expenses)	2,728	(1,951)	(2,183)	(1,537)	(18)	(2,961)
Selling	-	(1,154)	(1,955)	(10)	(18)	(3,137)
General and administrative	(111)	(108)	(52)	(599)	-	(870)
Exploration costs	(538)	-	-	-	-	(538)
Research and development	(304)	(8)	(19)	(84)	-	(415)
Other taxes	(118)	(100)	(99)	(52)	-	(369)
Impairment of assets	3,099	(13)	(169)	1	-	2,918
Other income and expenses	700	(568)	111	(793)	-	(550)
Income (loss) before net finance income (expense), results of equity-accounted investments and income taxes	25,389	4,681	465	(1,532)	(1,741)	27,262
Net finance income (expense)	-	-	-	(8,482)	-	(8,482)
Results in equity-accounted investments	85	885	85	445	-	1,500
Net income / (loss) before income taxes	25,474	5,566	550	(9,569)	(1,741)	20,280
Income taxes	(8,630)	(1,593)	(158)	3,819	592	(5,970)
Net income (loss) for the period	16,844	3,973	392	(5,750)	(1,149)	14,310
Attributable to:
Shareholders of Petrobras	16,847	3,972	333	(5,764)	(1,149)	14,239
Non-controlling interests	(3)	1	59	14	-	71

12

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	Jan-Sep/2020
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate and other business	Eliminations	Total
Sales revenues	25,400	35,696	5,469	627	(27,420)	39,772
Intersegments	24,752	623	1,881	164	(27,420)	−
Third parties	648	35,073	3,588	463	-	39,772
Cost of sales	(14,069)	(33,169)	(2,716)	(601)	27,744	(22,811)
Gross profit (loss)	11,331	2,527	2,753	26	324	16,961
Income (expenses)	(13,991)	(3,074)	(1,840)	(934)	(19)	(19,858)
Selling	-	(2,016)	(1,706)	(16)	(18)	(3,756)
General and administrative	(131)	(159)	(67)	(654)	-	(1,011)
Exploration costs	(437)	-	-	-	-	(437)
Research and development	(166)	(8)	(4)	(77)	-	(255)
Other taxes	(460)	(87)	(19)	(195)	-	(761)
Impairment of assets	(13,180)	(43)	32	(167)	-	(13,358)
Other income and expenses	383	(761)	(76)	175	(1)	(280)
Income (loss) before net finance income (expense), results of equity-accounted investments and income taxes	(2,660)	(547)	913	(908)	305	(2,897)
Net finance income (expense)	-	-	-	(10,994)	-	(10,994)
Results in equity-accounted investments	(157)	(549)	82	(53)	-	(677)
Net income / (loss) before income taxes	(2,817)	(1,096)	995	(11,955)	305	(14,568)
Income taxes	904	186	(310)	3,222	(103)	3,899
Net income (loss) for the period	(1,913)	(910)	685	(8,733)	202	(10,669)
Attributable to:
Shareholders of Petrobras	(1,910)	(865)	627	(8,422)	202	(10,368)
Non-controlling interests	(3)	(45)	58	(311)	-	(301)

13

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Consolidated Statement of Income by operating segment
Jul-Sep/2021
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate and other business	Eliminations	Total
Sales revenues	14,628	20,500	3,444	89	(15,406)	23,255
Intersegments	14,289	438	647	32	(15,406)	−
Third parties	339	20,062	2,797	57	-	23,255
Cost of sales	(6,302)	(18,274)	(2,666)	(91)	15,470	(11,863)
Gross profit (loss)	8,326	2,226	778	(2)	64	11,392
Income (expenses)	3,706	(1,029)	(772)	(899)	(6)	1,000
Selling	5	(416)	(683)	(3)	(6)	(1,103)
General and administrative	(51)	(37)	(19)	(230)	-	(337)
Exploration costs	(133)	-	-	-	-	(133)
Research and development	(113)	(2)	(2)	(34)	-	(151)
Other taxes	(78)	(36)	(52)	(51)	-	(217)
Impairment of assets	3,201	(13)	(90)	-	-	3,098
Other income and expenses	875	(525)	74	(581)	-	(157)
Income (loss) before net finance income (expense), results of equity-accounted investments and income taxes	12,032	1,197	6	(901)	58	12,392
Net finance income (expense)	-	-	-	(4,862)	-	(4,862)
Results in equity-accounted investments	29	257	12	(7)	-	291
Net income / (loss) before income taxes	12,061	1,454	18	(5,770)	58	7,821
Income taxes	(4,090)	(408)	(2)	2,652	(19)	(1,867)
Net income (loss) for the period	7,971	1,046	16	(3,118)	39	5,954
Attributable to:
Shareholders of Petrobras	7,971	1,046	3	(3,121)	39	5,938
Non-controlling interests	−	−	13	3	−	16

14

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Consolidated Statement of Income by operating segment
	Jul-Sep/2020
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate and other business	Eliminations	Total
Sales revenues	9,358	11,955	1,582	226	(9,973)	13,148
Intersegments	9,141	171	593	68	(9,973)	−
Third parties	217	11,784	989	158	-	13,148
Cost of sales	(4,657)	(10,343)	(761)	(203)	9,096	(6,868)
Gross profit (loss)	4,701	1,612	821	23	(877)	6,280
Income (expenses)	(612)	(856)	(513)	(765)	(5)	(2,751)
Selling	-	(671)	(493)	(6)	(5)	(1,175)
General and administrative	(28)	(48)	(21)	(212)	-	(309)
Exploration costs	(268)	-	-	-	-	(268)
Research and development	(63)	(2)	(1)	(26)	-	(92)
Other taxes	(370)	2	(7)	(23)	-	(398)
Impairment of assets	(13)	-	32	(6)	-	13
Other income and expenses	130	(137)	(23)	(492)	-	(522)
Income (loss) before net finance income (expense), results of equity-accounted investments and income taxes	4,089	756	308	(742)	(882)	3,529
Net finance income (expense)	-	-	-	(4,186)	-	(4,186)
Results in equity-accounted investments	7	(105)	59	(129)	-	(168)
Net income / (loss) before income taxes	4,096	651	367	(5,057)	(882)	(825)
Income taxes	(1,390)	(257)	(104)	2,019	300	568
Net income (loss) for the period	2,706	394	263	(3,038)	(582)	(257)
Attributable to:
Shareholders of Petrobras	2,707	403	244	(3,008)	(582)	(236)
Non-controlling interests	(1)	(9)	19	(30)	-	(21)

15

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
9.	Trade and other receivables
9.1.	Trade and other receivables, net
	09.30.2021	12.31.2020
Receivables from contracts with customers
Third parties	4,129	3,081
Related parties
Investees (note 30.5)	404	664
Receivables from the electricity sector	14	205
Subtotal	4,547	3,950
Other trade receivables
Third parties
Receivables from divestments (*)	1,585	1,523
Lease receivables	445	467
Other receivables (**)	844	2,536
Related parties
Petroleum and alcohol accounts - receivables from Brazilian Government (note 30.5)	497	482
Subtotal	3,371	5,008
Total trade and other receivables, before ECL	7,918	8,958
Expected credit losses (ECL) - Third parties	(1,477)	(1,528)
Expected credit losses (ECL) - Related parties	(19)	(68)
Total trade and other receivables	6,422	7,362
Current	4,699	4,731
Non-current	1,723	2,631
(*) It comprises receivable from the divestment of NTS, in addition to values related to Rio Ventura, Roncador, Pampo Enchova, Tartaruga Verde and Espadarte Modulo III and GNL Gemini.
(**) As of December 31, 2020, it mainly includes amounts related to the purchase and sale of production platforms and equipment from our partners in E&P consortia, with financial settlement in the first quarter of 2021.

Trade and other receivables are generally classified as measured at amortized cost, except for receivables with final prices linked to changes in commodity price after their transfer of control, which are classified as measured at fair value through profit or loss, amounting to US$ 800 as of September 30, 2021 (US$ 507 as of December 31, 2020).

9.2.	Aging of trade and other receivables – third parties
	09.30.2021		12.31.2020
	Trade and other receivables	Expected credit losses	Trade and other receivables	Expected credit losses
Current	5,281	(114)	5,850	(130)
Overdue:
1-90 days	167	(19)	205	(8)
91-180 days	59	(27)	15	(9)
181-365 days	13	(6)	42	(28)
More than 365 days	1,483	(1,311)	1,495	(1,353)
Total	7,003	(1,477)	7,607	(1,528)

16

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
9.3.	Changes in provision for expected credit losses
	Jan-Set/2021	Jan-Dec/2020
Opening balance	1,596	2,331
Additions	50	209
Write-offs	(40)	(667)
Reversals	(64)	(31)
Transfer of assets held for sale	(8)	(3)
Cumulative translation adjustment	(38)	(243)
Closing balance	1,496	1,596
Current	155	218
Non-current	1,341	1,378

In 2020, the write-offs are primarily related to the write-off of receivables from suppliers, relating to the construction and renovation of platforms.

Agreement with Companhia de Eletricidade do Amapá

On May 11, 2021, Petrobras signed with Companhia de Eletricidade do Amapá (CEA) a legal agreement for the termination of litigation and credit recovery in the amount of US$ 58 (R$ 314 million). The agreement establishes the payment of US$ 24 (R$ 133 million) to Petrobras, to be settled in 24 monthly installments. A discount will be granted on the remainder US$ 34 (R$ 181 million), provided that the payments occur on time. In case of default, as provided for in the agreement, Petrobras may demand the outstanding debt without discount.

The agreement is subject to the following suspensive conditions: (i) success in the bidding process for the privatization of the CEA and (ii) transfer of the controlling interest of CEA to the bid winner by December 31, 2021.

In July 2021, the bidding occurred for the privatization of CEA, in which Equatorial was the winner, when it paid a symbolic amount, and the Administrative Council for Economic Defense (CADE) approved the transaction. In August 2021, the National Electric Energy Agency (ANEEL) approved the transfer of the controlling interest of CEA to occur by December 31, 2021. In order to comply with the second suspensive condition, Equatorial must make a capital contribution to CEA to qualify for the transfer of shareholding control.

After this transfer to Equatorial, Petrobras will recognize the receivable in the amount of US$ 24.

10.	Inventories
	09.30.2021	12.31.2020
Crude oil	3,086	2,242
Oil products	2,505	1,925
Intermediate products	481	396
Natural gas and Liquefied Natural Gas (LNG)	224	122
Biofuels	18	30
Fertilizers	10	8
Total products	6,324	4,723
Materials, supplies and others	952	954
Total	7,276	5,677

In the nine-month period ended September 30, 2021, the Company recognized a US$ 3 gain within cost of sales, adjusting inventories to net realizable value (a US$ 375 loss within cost of sales in the nine-month period ended September 30, 2020) primarily due to changes in international prices of crude oil and oil products.

At September 30, 2021, the Company had pledged crude oil and oil products volumes as collateral for the Terms of Financial Commitment (TFC) signed by Petrobras and Petros in 2008, amounting to US$ 2,153, considering the prepayments made in January 2021, whose procedures for updating public records are ongoing.

17

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
11.	Taxes
11.1.	Income taxes and other taxes
Income taxes
	Current assets		Current liabilities		Non-current liabilities
	09.30.2021	12.31.2020	09.30.2021	12.31.2020	09.30.2021	12.31.2020
Taxes in Brazil
Income taxes	160	391	528	111	-	-
Income taxes - Tax settlement programs	-	-	44	45	317	357
	160	391	572	156	317	357
Taxes abroad	23	27	5	42	-	-
Total	183	418	577	198	317	357
(*) See note 20.2 for detailed information.

Other taxes
	Current assets		Non-current assets		Current liabilities		Non-current liabilities (*)
	09.30.2021	12.31.2020	09.30.2021	12.31.2020	09.30.2021	12.31.2020	09.30.2021	12.31.2020
Taxes in Brazil
Current / Non-current ICMS (VAT)	739	507	278	293	742	642	-	-
Current / Non-current PIS and COFINS (**)	438	1,570	2,120	2,055	452	544	44	37
Claim to recover PIS and COFINS	-	-	634	681	-	-	-	-
CIDE	8	4	-	-	39	41	-	-
Production taxes	-	-	-	-	2,065	1,173	9	94
Withholding income taxes	-	-	-	-	54	106	-	-
Others	62	87	264	119	124	117	56	275
Total in Brazil	1,247	2,168	3,296	3,148	3,476	2,623	109	406
Taxes abroad	41	9	9	10	21	13	-	-
Total	1,288	2,177	3,305	3,158	3,497	2,636	109	406
(*) Other non-current taxes are classified as other non-current liabilities.
(**) It includes US$ 158 (US$ 1,230 as of December 31, 2020) related to exclusion of ICMS (VAT tax) in the basis of calculation of sales taxes PIS and COFINS.

Exclusion of ICMS (VAT tax) from the basis of calculation of PIS and COFINS

In June 2020, the Company obtained a favorable and definitive court decision regarding the exclusion of ICMS (VAT tax) in the basis of calculation of sales taxes PIS and COFINS. Following this decision, the amounts overpaid in the period from October 2001 to August 2020 were calculated by excluding the ICMS effectively paid from the basis of calculation of PIS and COFINS, and the Company recognized US$ 3,091 as other recoverable taxes.

On May 14, 2021, the Supreme Federal Court (STF) determined that the ICMS amount to be excluded from the calculation basis of PIS and COFINS are the amounts reported in the invoices, which were higher than the amounts effectively collected. Thus, an additional credit of US$ 910 was recognized as other recoverable taxes.

In the nine-month period ended September 30, 2021, the Company used US$ 1,989 (US$ 1,857 in 2020) in lieu of payment of other federal taxes.

As of September 30, 2021, the remaining balance for compensation relating to the exclusion of ICMS from the basis of calculation of PIS and COFINS, indexed to the SELIC rate, is US$ 158.

The effects in the unaudited interim financial statements for the nine-month periods ending September 30, 2021 and 2020 are detailed in the following table:

18

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

		2021	2020	2021	2020
Nature	Effects in the Financial Statements	Jan-Sep	Jan-Sep	Jul-Sep	Jul-Sep
Recovery of taxes	Other income and expenses	484	1,478	11	-
Inflation indexation	Foreign exchange gains (losses) and inflation indexation charges	454	1,780	(1)	-
Translation effects	Cumulative translation adjustments	(28)	(167)	-	-
Exclusion of ICMS from basis of calculation of PIS/COFINS	Credit in other recoverable taxes	910	3,091	10	−
Pis and Cofins	Other taxes	(20)	(83)	-	-
Tax effects	Income taxes	(312)	(1,079)	(3)	-
Net effects	Statement of income	578	1,929	7	−

11.2.	Tax amnesty programs – State Tax

As part of its on-going process of litigation management, in the nine-month period ending September 30, 2021, Petrobras adhered to tax amnesty programs of the states of Rio de Janeiro and Bahia, generating a US$ 188 gain arising from the reversal of part of the related provisions, of which a US$ 148 gain as other income and expenses, and a US$ 40 gain as finance income.

The main state amnesty programs to which the Company has adhered are the following:

State of Rio de Janeiro

The State of Rio de Janeiro instituted a settlement program called PEP-ICMS, under the terms of state law 189/2000 (extended through state law 191/2021) which allowed a 90% reduction of amounts due as a fine and interest.

By adhering to the program, the Company settled US$ 322 of ICMS disputes disbursing US$ 124, of which US$ 97 was paid in the second quarter of 2021, relating to disputes involving tax credits due to the cancellation of a plant of Gaslub (former Comperj), and US$ 27 was paid in the third quarter of 2021, after the payment of tax notices regarding ancillary obligations, misapplication of ICMS credit, as well as self-denunciation related to the ICMS calculation process.

As a result, the Company reversed US$ 198 of the related provisions (US$ 169 in the second quarter and US$ 29 in the third quarter of 2021).

State of Bahia

The adhesion to the remission and amnesty program with the state of Bahia, entered into under the terms of state law 14,286/2020, allowed a 50% remission and a 90% reduction of fines and interest. The tax debts, arisen from the disallowance of tax credits, were settled in the amount of US$ 21, in the second quarter of 2021.

11.3.	Reconciliation between statutory income tax rate and effective income tax rate

The following table provides the reconciliation of Brazilian statutory tax rate to the Company’s effective rate on income before income taxes:

19

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	2021	2020	2021	2020
	Jan-Sep	Jan-Sep	Jul-Sep	Jul-Sep
Net income before income taxes	20,280	(14,568)	7,821	(825)
Nominal income taxes computed based on Brazilian statutory corporate tax rates (34%)	(6,896)	4,953	(2,660)	281
Different jurisdictional tax rates for companies abroad	57	407	127	702
Brazilian income taxes on income of companies incorporated outside Brazil (*)	(353)	(696)	(154)	(201)
Tax incentives	25	(10)	25	95
Tax loss carryforwards (unrecognized tax losses)	82	(216)	103	(10)
Non-taxable income (non-deductible expenses), net (**)	265	(145)	22	(178)
Expenses with post-employment medical benefits	(427)	(282)	(337)	(94)
Results of equity-accounted investments in Brazil and abroad	381	(96)	102	6
Non-incidence of income taxes on indexation charges (SELIC interest rate) over undue paid taxes	903	-	903	-
Others	(6)	(16)	3	(33)
Income taxes	(5,969)	3,899	(1,866)	568
Deferred income taxes	(3,998)	4,186	(115)	572
Current income taxes	(1,972)	(287)	(1,752)	(4)
Effective tax rate of income taxes	(29)%	(27)%	(24)%	(69)%
(*) It relates to Brazilian income taxes on earnings of offshore investees, as established by Law No. 12,973/2014.
(**) It includes provisions for legal proceedings.

11.4.	Deferred income taxes - non-current

The changes in the deferred income taxes are presented as follows:

	2021	2020
Balance at January 1	6,256	(372)
Recognized in the statement of income for the period	(3,998)	1,743
Recognized in shareholders’ equity	(884)	5,564
Cumulative translation adjustment	(95)	(623)
Use of tax credits	(533)	(60)
Others	(9)	4
Balance at September 30,	737	6,256
Deferred tax assets	892	6,451
Deferred tax liabilities	(155)	(195)

The composition of deferred tax assets and liabilities is set out in the following table:

Nature	Realization basis	09.30.2021	12.31.2020
PP&E - Exploration and decommissioning costs	Depreciation, amortization and write-offs of assets	(2,211)	(3,205)
PP&E - Impairment	Amortization, impairment reversals and write-offs of assets	4,539	6,626
PP&E - Others (*)	Depreciation, amortization and write-offs of assets	(12,686)	(8,690)
Loans, trade and other receivables / payables and financing	Payments and receipts	3,416	3,913
Finance leases	Payments	1,206	1,190
Provision for legal proceedings	Payments and use of provisions	721	664
Tax loss carryforwards	30% of taxable income compensation	2,993	2,501
Inventories	Sales, write-downs and losses	172	158
Employee Benefits	Payments and use of provisions	2,279	2,882
Others		308	217
Total		737	6,256
(*) It includes accelerated depreciation, difference between units of production method and straight line method, as well as capitalized borrowing costs.

11.5.	Non-incidence of income taxes on indexation charges (SELIC interest rate) over undue paid taxes

On September 24, 2021, the Federal Supreme Court of Brazil (Superior Tribunal Federal – STF), in a judgment of extraordinary appeal with general repercussion, without final decision, decided that the incidence of income taxes (IRPJ and CSLL) on the indexation charges applying SELIC interest rate (indexation charges and default interest) over undue paid taxes is unconstitutional.

20

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

The Company has a writ of mandamus in which it claims the right to recover the amounts of IRPJ and CSLL charged on the income arising from the indexation of undue paid taxes and judicial deposits by the SELIC rate since March 2015, as well as the definitive removal of this income from the IRPJ and CSLL tax base.

On October 28, 2021, a judicial decision was published in the writ of mandamus recognizing the right of the Company of non-incidence of income taxes on indexation charges applying SELIC over undue paid taxes, but there was no pronouncement on the judicial deposits.

Based on the STF's decision, as well as on the legal grounds presented, Petrobras reassessed the expectation for this matter, considering that it is probable that this tax treatment will be accepted. Thus, in the third quarter of 2021, a US$ 903 gain was recognized in the income statement, within income taxes, arising from:

(i)	a US$ 128 increase in recoverable income taxes, within non-current assets, relating to periods when the Company recorded taxable income;
(ii)	a US$ 749 decrease in deferred income taxes, within non-current liabilities, relating to periods when the Company recorded tax losses; and
(iii)	a US$ 26 loss within cumulative translation adjustments.
12.	Employee benefits
	09.30.2021	12.31.2020
Voluntary Severance Program (PDV)	487	900
Employees variable compensation program	349	522
Accrued vacation pay	655	470
Salaries and related charges	282	204
Profit sharing	90	4
Total	1,863	2,100
Current	1,688	1,953
Non-current (*)	175	147
(*) Classified in other non-current liabilities.

12.1.	Voluntary Severance Programs

Recognition of the provision for expenses occur as employees enroll to the programs. Changes in the provision for expenses relating to voluntary severance programs are set out as follows:

	09.30.2021	12.31.2020
Opening Balance	900	140
Enrollments	30	1,076
Revision of provisions	(38)	(59)
Separations in the period	(375)	(245)
Cumulative translation adjustment	(30)	(12)
Closing Balance	487	900
Current	315	754
Non-current	172	146

During January 2021, the Company reopened the voluntary termination program for retired employees under the Brazilian Social Security Institute (INSS) before the enactment of the pension reform, for employees not yet enrolled or who have canceled enrollment for any reason until December 29, 2020, when 195 employees enrolled in this program.

On March 29, 2021, the Company opened the sixth opportunity for the separation of corporate employees, with application deadline on April 19, 2021, and 35 employees enrolled in this program.

The Company will disburse the severance payments in two installments, one at the time of termination and the remainder one year after the termination.

21

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

As of September 30, 2021, the amount of US$ 256 refers to the second installment of 4,189 retired employees and US$ 231 refers to 2,258 employees enrolled in voluntary severance programs with expected termination by December 2024.

12.2.	Variable compensation program - Performance award program (PPP)

On September 17, 2021, the Company’s Board of Administration approved changes in the criteria for granting PPP 2021 to employees (in relation to regulation approved on December 16, 2020). The regulation for this variable compensation program establishes that, in order to trigger this payment, it is necessary to have net income for the year and declaration and payment of distribution to shareholders, associated with the achievement of the Company’s performance metrics and the individual performance of employees.

The PPP expense for the nine-month period ended September 30, 2021 amounts to US$ 347, accounted for within other income and expenses.

The PPP for 2020 was fully paid by April 2021, in the amount of US$ 479.

12.3.	Profit sharing (PLR)

At December 29, 2020, the 17 unions representing onshore employees of Petrobras had signed the agreement for the PLR for the next two years before the deadline determined by the Collective Labor Agreement (ACT). Among the offshore employees, only one union had signed the agreement within the period defined by the ACT.

The current agreement for the PLR provides that only employees without managerial functions will be entitled to receive profit sharing with individual limits according to their remuneration.

In order for the PLR to be paid in the next two years, the following requirements must be met: (i) dividend distribution to shareholders approved at the Annual General Shareholders Meeting, (ii) net income for the year, and iii) achievement of the weighted average percentage of at least 80% of a set of indicators.

The maximum amount of PLR to be distributed is limited to 5% of Adjusted EBITDA (a non-GAAP measure defined as net income plus net finance income (expense), income taxes, depreciation, depletion and amortization, results in equity-accounted investments, impairment, cumulative foreign exchange adjustments reclassified to the income statement, results from disposal and write-offs of assets, foreign exchange gains and losses resulting from provisions for legal proceedings denominated in foreign currencies and results from the compensation of investments in bid areas), 6.25% of net income and 25% of dividends distributed to shareholders, in each year, whichever is lower. The PLR expense for the nine-month period ended September 30, 2021 amounts to US$ 93 (US$ 16 for the same period of 2020).

13.	Employee benefits (post-employment)

The following table summarizes the Company's obligation recognized in the statement of financial position, net of plan assets (when applicable), at present value, revised annually by independent actuary:

	09.30.2021	12.31.2020
Liabilities
Health Insurance Plan	5,004	5,356
Petros Pension Plan - Renegotiated (PPSP-R) (*)	4,029	6,016
Petros Pension Plan - Non-renegotiated (PPSP-NR) (*)	1,146	1,621
Petros Pension Plan - Renegotiated - Pre-70 (PPSP-R Pré 70)	1,034	1,508
Petros Pension Plan - Non-renegotiated - Pre-70 (PPSP-NR Pré 70)	687	1,075
Petros 2 Pension Plan (PP2)	510	477
Other plans	14	16
Total	12,424	16,069
Current	688	1,549
Non-current	11,736	14,520
(*) In 2020, it includes obligations with contribution for the revision of the lump sum death benefit

Changes in the actuarial liabilities recognized in the statement of financial position:

22

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	2021
	Pension Plans			Health Insurance Plan	Other plans
Changes in the net actuarial liability	Petros Renegotiated (*)	Petros Non-renegotiated (*)	Petros 2		Total
Balance as of January 1, 2021	7,524	2,696	477	5,356	16	16,069
Recognized in the Statement of Income	361	133	56	1,255	1	1,806
Past service cost	(1)	−	−	852	−	851
Present value of obligation	(730)	(33)	−	852	−	89
Plan assets transferred to PP-3	496	22	−	−	−	518
Sponsor contribution for PP-3	233	11	−	−	−	244
Current service cost	10	1	30	126	−	167
Net interest	334	127	26	277	1	765
Interest on the obligations with contribution for the revision of the lump sum death benefit	18	5	−	−	−	23
Recognized in Equity - other comprehensive income	(1,343)	(345)	−	(1,176)	2	(2,862)
Remeasurement effects recognized in other comprehensive income	(1,343)	(345)	−	(1,176)	2	(2,862)
Cash effects	(1,253)	(566)	−	(236)	−	(2,055)
Contributions paid (***)	(422)	(68)	−	(236)	−	(726)
Payments of obligations with contribution for the revision of the lump sum death benefit (**)	(341)	(102)	−	−	−	(443)
Payments related to Term of financial commitment (TFC)	(490)	(396)	−	−	−	(886)
Other changes	(226)	(85)	(23)	(195)	(5)	(534)
Others	−	−	−	−	(1)	(1)
Cumulative Translation Adjustment	(226)	(85)	(23)	(195)	(4)	(533)
Balance of actuarial liability as of September 30, 2021	5,063	1,833	510	5,004	14	12,424
(*) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.
(**) On June 30, 2021, the Company prepaid the remaining balance of US$ 447.
(***) On September 9, 2021, the Company made a contribution to the PP-3 plan relating to the participants who migrated from the PPSP-R and PPSP-NR plans.

	Pension Plans			Health Insurance Plan	Other plans	Total
Changes in the net actuarial liability	Petros Renegotiated (*)	Petros Non-renegotiated (*)	Petros 2
Balance as of January 1, 2020	10,231	3,264	989	11,986	24	26,494
Recognized in the Statement of Income	84	40	131	(1,672)	2	(1,415)
Costs incurred in the period	(298)	(93)	64	(2,348)	−	(2,675)
Service cost	382	133	67	676	2	1,260
Recognized in Equity - other comprehensive income	(344)	285	(391)	(1,957)	(8)	(2,415)
Remeasurement effects recognized in other comprehensive income	(344)	285	(391)	(1,957)	(8)	(2,415)
Cash effects	(474)	(265)	−	(308)	(1)	(1,048)
Contributions paid	(255)	(80)	−	(308)	(1)	(644)
Payments related to Term of financial commitment (TFC)	(219)	(185)	−	−	−	(404)
Other changes	(2,300)	(726)	(252)	(2,693)	(3)	(5,974)
Others	−	−	−	−	2	2
Cumulative Translation Adjustment	(2,300)	(726)	(252)	(2,693)	(5)	(5,976)
Balance of actuarial liability as of December 31, 2020	7,197	2,598	477	5,356	14	15,642
Obligations with contribution for the revision of the lump sum death benefit	315	99	−	−	−	414
Cumulative Translation Adjustment	12	(1)	−	−	2	13
Total obligation for pension and medical benefits as of December 31, 2020	7,524	2,696	477	5,356	16	16,069
(*) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

Pension and medical benefit expenses, net recognized in the statement of income are set out as follows:

23

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

		Pension Plans
	Petros Renegotiated (*)	Petros Non-renegotiated (*)	Petros 2	Health Insurance Plan	Other Plans	Total
Related to active employees	40	7	45	458	1	551
Related to retired employees	303	121	11	797	−	1,232
Obligations with contribution for the revision of the lump sum death benefit	18	5	−	−	−	23
Net costs for Jan-Sep/2021	361	133	56	1,255	1	1,806
Net costs for Jan-Sep/2020	294	113	104	661	3	1,175
Related to active employees	13	3	15	320	1	352
Related to retired employees	100	43	4	670	(1)	816
Obligations with contribution for the revision of the lump sum death benefit	−	−	−	−	−	−
Net costs for Jul-Sep/2021	113	46	19	990	−	1,168
Net costs for Jul-Sep/2020	90	28	27	212	1	358
(*) It includes amounts of PPSP-R pre-70 and PPSP-NR pre-70

13.1.	Pension plans

The Company’s post-retirement plans are managed by Fundação Petrobras de Seguridade Social (Petros Foundation), which was established by Petrobras as a nonprofit legal entity governed by private law with administrative and financial autonomy.

13.1.1.	Renegotiated and Non-renegotiated Petros Plans (PPSP-R and PPSP-NR)

On March 29, 2021, the Deliberative Council of Petros approved the financial statements of the PPSP-R and PPSP-NR plans, which presented a surplus in the fiscal year 2020, reversing the scenario of successive deficits in the two largest defined benefit plans managed by Petros Foundation.

The table below presents the reconciliation of the surplus of Petros Plan registered by Petros Foundation as of December 31, 2020 with the net actuarial liability registered by the Company:

	PPSP-R	PPSP-NR
Surplus registered by Petros	(186)	(103)
Financial assumptions	3,673	1,122
Ordinary and extraordinary sponsor contributions	2,655	766
Changes in fair value of plan assets (*)	2,067	919
Others (including Actuarial valuation method)	(1,012)	(106)
Net actuarial liability registered by the Company	7,197	2,598
(*) It includes balance of accounts receivable arising from the Term of Financial Commitment - TFC signed with Petrobras, which Petros recognizes as equity.

13.1.2.	Migration to PP-3 and intermediate revision of PPSP-R and PPSP-NR

On January 27, 2021, the Secretariat of Management and Governance of the State-owned Companies (SEST) and the Superintendency of Post-retirement benefits (PREVIC), approved the establishment of Petros Plan 3 (PP-3), as well as changes in regulations of Petros Plan - Renegotiated and Petros Plan Non-renegotiated (PPSP-R and PPSP-NR), not including pre-70 plans, determining the process of migration of participants to PP-3.

The PP-3 is a new pension plan with defined contribution characteristics, implemented as an exclusive option for voluntary migration of participants from the PPSP-R and PPSP-NR plans, not including pre-70 plans, whose deadline for enrollment was on April 30, 2021. The choice for migration is irreversible and irrevocable, in addition to terminating any link with the plan of origin.

On June 15, 2021, the validation of the PP-3 enrollments was completed, totaling 2,176 registrations, as well as technical and administrative feasibility studies were performed, allowing its implementation as of August 2021.

Thus, in the second quarter of 2021, the Company carried out an intermediate revision of the PPSP-R and PPSP-NR plans, which resulted in a US$ 1,731 reduction in liabilities, comprising: (i) a US$ 1 gain in the statement of income for the past service cost of the 2,176 participants who opted for the migration (as detailed in table “Changes in the net actuarial liability” previously presented in this note); (ii) a US$ 1,721 gain in shareholders' equity within other comprehensive income, mainly due to the increase in the discount rate applied to actuarial liabilities; and the remaining US$ 9 as cumulative translation adjustments.

24

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

The average durations of the actuarial liability related to PPSP-R and PPSP-NR plans, after this revision, are 12.77 and 11.99 years, respectively (12.43 and 11.51 as of December 31, 2020).

On September 9, 2021, Petrobras made a contribution in the amount of US$ 241 (of which US$ 231 relates to participants originally from the PPSP-R, and US$ 10 from the PPSP-NR), in addition to US$ 18 paid in June 2021 for the revision of the lump sum death benefit, as set forth in the deficit settlement plan for PPSP-R and PPSP-NR.

a)	Actuarial assumptions

The actuarial assumptions for the intermediate revision carried out in the second quarter of 2021 have not changed in relation to those adopted in the annual revision in December 2020, except for the discount rate, which increased from 3.59% at December 31, 2020 to 4.27% on the PPSP-R, and from 3.53% at December 31, 2020 to 4.23% on the PPSP-NR.L

13.1.3.	Petros 2 Plan (PP2)

For the nine-month period ended September 30, 2021, the Company's contribution to the defined contribution portion of the Petros Plan 2 was US$ 117 (US$ 128 for the same period of 2020) recognized in the statement of income.

13.2.	Health Insurance Plan

The Company’s Board of Directors approved in 2020 a new management model for its health insurance plan, which started operating on April 1, 2021. The management of this plan is carried out by Petrobras Health Association (Associação Petrobras de Saúde – APS), a nonprofit civil association, through the self-management type, in accordance with the requirements of the National Supplementary Health Agency (Agência Nacional de Saúde Suplementar - ANS).

The new model generates no change in sponsors, benefit, coverage or scope on the plan, as well as no accounting effects.

On September 30, 2021, the Brazilian Federal Senate approved the Legislative Decree No. 26/2021, suspending the effects of CGPAR Resolution No. 23/2018, which had established parity contribution (50%-50%) for the coverage of costs between state-owned companies and employees.

On December 31, 2020, the Company had carried out a remeasurement of the actuarial liabilities of this plan to reflect the provisions of the CGPAR Resolution, in force at that time. However, with the suspension of this resolution, in September 2021, the Company carried out an intermediate remeasurement of the actuarial liabilities of this plan, to reflect the costing ratio for 2022 onwards, to be covered 60% by the Company and 40% by the participants, as provided for in the Collective Labor Agreement (ACT) for 2020-2022.

Thus, this interim revision resulted in a US$ 279 reduction in liabilities, as follows: (i) a US$ 852 expense within other income and expenses, due to the change in the benefit costing (past service cost); (ii) a US$ 1,176 gain within other comprehensive income, due to the revision of actuarial assumptions, mainly due to the increase in the discount rate applied to the actuarial liabilities (from 3.76% to 4.81%) and to the reduction in the estimated change in hospital medical costs (from 6.17% to 4.66%); and (iii) a US$ 8 loss within cumulative translation adjustments.

14.	Provisions for legal proceedings
14.1.	Provisions for legal proceedings, judicial deposits and contingent liabilities

The Company recognizes provisions based on the best estimate of the costs of proceedings for which it is probable that an outflow of resources embodying economic benefits will be required and that can be reliably estimated. These proceedings mainly include:

•	Labor claims, in particular: (i) opt-out claims related to a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated; and (ii) actions of outsourced employees;
•	Tax claims including: (i) claims relating to Brazilian federal tax credits applied that were disallowed; and (ii) non-payment of social security contributions on bonuses and gratuities;
•	Civil claims, in particular: (i) lawsuits related to contracts; (ii) royalties and special participation charges, including royalties over shale extraction; and (iii) penalties applied by ANP relating to measurement systems.
25

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
•	Environmental claims, specially: (i) compensation and fines relating to an environmental accident in the State of Paraná in 2000; and (ii) fines relating to the Company’s offshore operation.

Provisions for legal proceedings are set out as follows:

Current and Non-current liabilities	09.30.2021	12.31.2020
Labor claims	698	706
Tax claims	320	488
Civil claims	764	713
Environmental claims	422	292
Total	2,204	2,199

	Jan-Sep/2021	Jan-Dec/2020
Opening Balance	2,199	3,113
Additions, net of reversals	416	464
Use of provision	(383)	(744)
Revaluation of existing proceedings and interest charges	74	28
Transfer to assets held for sale	(3)	−
Others	12	20
Cumulative translation adjustment	(111)	(682)
Closing Balance	2,204	2,199

In preparing its consolidated interim financial statements for the nine-month period ended September 30, 2021, the Company considered all available information concerning legal proceedings in which the Company is a defendant, in order to estimate the amounts of obligations and probability that outflows of resources will be required.

14.2.	Judicial deposits
Non-current assets	09.30.2021	12.31.2020
Tax	5,672	5,154
Labor	812	831
Civil	1,183	1,095
Environmental	105	113
Others	76	88
Total	7,848	7,281

	Jan-Sep/2021	Jan-Dec/2020
Opening Balance	7,281	8,236
Additions	827	937
Use	(67)	(86)
Accruals and charges	153	90
Transfer to assets held for sale	(1)	-
Others	3	(4)
Cumulative translation adjustment	(348)	(1,892)
Closing Balance	7,848	7,281

In the nine-month period ended September 30, 2021, the Company made judicial deposits in the amount of US$ 827, including: (i) US$ 268 referring to IRPJ and CSLL for not adding profits of subsidiaries and affiliates domiciled abroad to the IRPJ and CSLL calculation basis; (ii) US$ 239 relating to the unification of Fields (Cernambi, Tupi, Tartaruga Verde and Tartaruga Mestiça); (iii) US$ 160 related to IRRF on the chartering of platforms; (iv) US$ 94 referring to IRPJ and CSLL in the deduction of expenses with Petros; and (v) US$ 123 referring to several judicial deposits of a tax nature, mainly offset by (vi) US$ 132 referring to indemnity action due to the unilateral termination of contract for the securitization of IPI credits.

14.3.	Contingent liabilities

The estimates of contingent liabilities for legal proceedings are indexed to inflation and updated by applicable interest rates. Estimated contingent liabilities for which the possibility of loss is possible are set out in the following table:

26

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Nature	09.30.2021	12.31.2020
Tax	24,172	24,511
Labor	7,240	8,179
Civil - General	5,334	4,621
Civil - Environmental	1,092	1,465
Total	37,838	38,776

The main contingent liabilities are:

•	Tax matters comprising: i) withholding income tax (IRRF), Contribution of Intervention in the Economic Domain (CIDE), Social Integration Program (PIS) and Contribution to Social Security Financing (COFINS) on remittances for payments of vessel charters; (ii) income from foreign subsidiaries and associates located outside Brazil not included in the computation of taxable income (IRPJ and CSLL); (iii) tax on services provided offshore (ISS); (iv) requests to compensate federal taxes disallowed by the Brazilian Federal Tax Authority; (v) collection and crediting of ICMS by several states; and (vi) collection of social security contributions over payments of bonuses.
•	Labor matters comprising mainly actions requiring a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated;
•	Civil matters comprising mainly: (i) administrative and legal proceedings challenging an ANP order requiring Petrobras to pay additional special participation fees and royalties (production taxes) with respect to several fields; (ii) lawsuits that discusses the alleged piped gas state monopoly; (iii) regulation agencies fines; and (iv) lawsuits related to contracts.
•	Environmental matters comprising indemnities for damages and fines related to the Company operation.

In the nine-month period ended September 30, 2021, the increase in the balance of contingent liabilities is mainly due to the following events: (i) US$ 638 in civil matters involving contractual issues; (ii) US$ 276 referring to ICMS collection on inventories and value added; (iii) US$ 148 in lawsuits in administrative and judicial stages discussing the difference in special interest and royalties in different fields, including unitization; (iv) US$ 147 referring to IRRF, CIDE and PIS/COFINS on the chartering of platforms; (v) US$ 135 referring to lawsuits involving the collection of IRPJ and CSLL deducting Petros' expenses; and (vi) US$ 106 relating to requests for offsetting federal taxes not approved by the Federal Revenue Service of Brazil. This effect was partially offset by: (vii) US$ 508 reduction in collective lawsuits in which unions question the formula for calculating the RMNR Complement, based on the decision of the judgment session of the Declaratory Action of Constitutionality (ADC) No. 58 by the Federal Supreme Court in relation to the financial update indexes applied to labor debts; and (viii) US$ 334 for the review of amounts and transfer to probable loss in environmental indemnity and fine actions related to the Company's operation.

14.4.	Minimum Compensation Based on an Employee's Position and Work Schedule (Remuneração Mínima por Nível e Regime - RMNR)

As of September 30, 2021, there are several lawsuits related to the RMNR, with the objective of revising its calculation criteria.

The RMNR consists of a guaranteed minimum compensation for employees, based on salary level, working conditions and location. Petrobras created and implemented this compensation policy in 2007 through Collective Labor Agreement with unions’ representatives, and approved at employee meetings. This policy was questioned three years after its implementation.

In 2018, the Superior Labor Court (Tribunal Superior do Trabalho - TST) denied the special appeal filed by the Company. Petrobras filed an appeal and the Federal Supreme Court (Supremo Tribunal Federal - STF) suspended the effects of the TST decision and determined the national suspension of the ongoing lawsuits related to the RMNR.

On July 29, 2021, the rapporteur minister granted the appeal filed in one of the proceedings to reestablish the judgment that denied the claims, accepting the Company's thesis and recognizing the validity of the collective labor agreement freely signed between Petrobras and the unions, reversing the decision of the TST.

This decision was appealed by de Unions, with no effects on the company's unaudited consolidated interim financial statements as of September 30, 2021, which present US$ 137, classified as probable loss, recognized in liabilities as provisions for legal proceedings and US$ 5,903, classified as possible loss within contingent liabilities (note 14.3).

27

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
14.5.	Class action and related proceedings

Regarding the class action in the Netherlands, on May 26, 2021, the Court decided that the class action must proceed and that the arbitration clause of Petrobras' bylaws does not prevent the Company's shareholders from having access to the Dutch Judiciary and being represented by the Stichting Petrobras Compensation Foundation (“Foundation”). However, investors who have already started arbitration against Petrobras or who are parties to legal proceedings in which the applicability of the arbitration clause has been definitively recognized are excluded from the action.

The class action is in the merit discussion stage.

In relation to the arbitration in Argentina, the Argentine Supreme Court has not yet judged the appeal filed by the Consumidores Financieros Asociación Civil para su Defensa ("Association").

As for the criminal actions in Argentina, related to an alleged fraudulent offer of securities, on October 21, 2021, after an appeal by the Association, the Court of Appeals revoked the lower court decision that recognized Petrobras' immunity from jurisdiction. The same Court recommended that the lower court take some steps to certify whether the company could be considered criminally immune in Argentina for a subsequent reassessment of the matter. On the same occasion, the Court of Appeals recognized that the Association could not act as a representative of financial consumers, due to the loss of its registration with the competent Argentine authorities. The decisions are still appealable.

Regarding the action related to the alleged nonobservance of the obligation to disclose a press release, on March 4, 2021, the Court decided that the competence to judge this criminal action should be transferred from the Criminal Economic Court No. 3 of Buenos Aires to the Criminal Economic Court No. 2 in the same city.

14.6.	Arbitrations in Brazil

In the nine-month period ended September 30, 2021 there were no events that changed the assessment and information on arbitrations in Brazil.

For more information, see note 20.4.2 to the 2020 Financial Statements.

14.7.	Tax recoveries under dispute
14.7.1.	Deduction of VAT tax (ICMS) from the basis of calculation of PIS and COFINS

The Company filed complaints against Brazilian Federal Government challenging the constitutionality of the inclusion, from 2001 to 2020, of ICMS within the calculation basis of PIS and COFINS. In 2020, the Company obtained a favorable and definitive court decision on this claim, and the Company recognized the corresponding credit. The tax credit relates to the exclusion of the ICMS effectively collected when included in the basis of calculation of PIS and COFINS, as deliberated by the Federal Revenue of Brazil, as set out in note 11.1.

In relation to the amounts corresponding to the difference between the criterion established in the regulation and the ICMS amount reported in the invoices, these were not recognized as tax credit, since it was pending final decision of the Federal Supreme Court (STF).

On May 14, 2021, the extract from the minutes of the judgment of the STF on the motion for clarification filed by the Brazilian Federal Government was published and made it clear that the criterion to be used for the purposes of calculating the ICMS in the calculation basis of the PIS and COFINS is the amount presented in the invoice. Based on the decision of the STF, Petrobras recognized the asset related to the difference between these criteria. This amount is being offset in the Company's tax calculation.

The recognized effects relating to the exclusion of ICMS on the PIS and COFINS basis, as well as the offset of these amounts, are presented in note 11.1.

28

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
15.	Provision for decommissioning costs
Non-current liabilities	Jan-Sep/2021	Jan-Dec/2020
Opening balance	18,780	17,460
Adjustment to provision	7	5,720
Transfers related to liabilities held for sale (*)	(536)	(519)
Payments made	(526)	(446)
Interest accrued	551	571
Others	3	15
Cumulative translation adjustment	(827)	(4,021)
Closing balance	17,452	18,780
(*) In the nine-month period ended September 30, 2021, it includes transfers to held for sale mainly related to: Alagoas Group (US$ 153), Papa-Terra Field (US$ 148), Peroá Group (US$ 109), Miranga Group (US$ 97) and Búzios Field (US$ 31). In 2020, it includes transfers to held for sale mainly related to US$ 301 in the concessions in Bahia state and US$204 in Rio Grande do Norte state (as set out in note 23 to the 2Q2021 FS and note 24 to the 2020 Annual Financial Statements, respectively).

16.	The “Lava Jato (Car Wash) Operation” and its effects on the Company

The Company has monitored the progress of investigations under the “Lava Jato” Operation and, in the preparation of these unaudited consolidated interim financial statements for the period ended September 30, 2021, did not identify any additional information that would affect the adopted calculation methodology to write off, in the third quarter of 2014, amounts overpaid for the acquisition of property, plant and equipment. The Company will continue to monitor these investigations for additional information in order to assess their potential impact on the adjustment made.

In addition, the Company has fully cooperated with the Brazilian Federal Police (Polícia Federal), the Brazilian Public Prosecutor’s Office (Ministério Público Federal), the Federal Auditor’s Office (Tribunal de Contas da União – TCU) and the General Federal Inspector’s Office (Controladoria Geral da União) in the investigation of all crimes and irregularities.

During the six-month period ended September 30, 2021, new leniency and plea agreements entitled the Company to receive funds with respect to compensation for damages, in the amount of US$ 222 (US$ 101 in the same period of 2020), accounted for as other income and expenses. Thus, the total amount recovered from Lava Jato investigation through September 30, 2021 is US$ 1,509.

16.1.	Investigations involving the Company
16.1.1.	U.S. Commodity Futures Trading Commission - CFTC

In May 2019, the U.S. Commodity Futures Trading Commission (“CFTC”) contacted Petrobras with an inquiry regarding trading activities related to the Lava Jato Operation. Petrobras reiterates that it continues to cooperate with the regulatory authorities, including the CFTC, regarding any inquiry.

16.1.2.	Order of civil inquiry - Brazilian Public Prosecutor’s Office

On December 15, 2015, the State of São Paulo Public Prosecutor’s Office issued the Order of Civil Inquiry 01/2015, establishing a civil proceeding to investigate the existence of potential damages caused by Petrobras to investors in the Brazilian stock market. The Brazilian Attorney General’s Office (Procuradoria Geral da República) assessed this civil proceeding and determined that the São Paulo Public Prosecutor’s Office has no authority over this matter, which must be presided over by the Brazilian Public Prosecutor’s Office. The Company has provided all relevant information requested by the authorities.

29

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
17.	Property, plant and equipment
17.1.	By class of assets
	Land, buildings and improvement	Equipment and other assets (*)	Assets under construction (**)	Exploration and development costs (oil and gas producing properties) (***)	Right-of-use assets	Total
Balance at January 1, 2020	4,450	70,378	21,952	40,897	21,588	159,265
Additions	-	4,587	3,090	365	4,338	12,380
Additions to / review of estimates of decommissioning costs	-	-	-	5,421	-	5,421
Capitalized borrowing costs	-	-	941	-	-	941
Write-offs	(4)	(438)	(461)	(187)	(1,271)	(2,361)
Transfers	(258)	2,676	(3,175)	1,336	(21)	558
Transfers to assets held for sale	(8)	(226)	27	(848)	(13)	(1,068)
Depreciation, amortization and depletion	(142)	(4,298)	-	(3,864)	(4,022)	(12,326)
Impairment recognition	(14)	(7,293)	(2,855)	(4,603)	(337)	(15,102)
Impairment reversal	-	5,542	482	1,612	124	7,760
Cumulative translation adjustment	(981)	(12,248)	(4,558)	(8,963)	(4,517)	(31,267)
Balance at December 31, 2020	3,043	58,680	15,443	31,166	15,869	124,201
Cost	5,450	107,199	27,544	60,902	23,780	224,875
Accumulated depreciation, amortization, depletion and impairment	(2,407)	(48,519)	(12,101)	(29,736)	(7,911)	(100,674)
Balance at December 31, 2020	3,043	58,680	15,443	31,166	15,869	124,201
Additions	-	997	4,307	2	5,304	10,610
Additions to / review of estimates of decommissioning costs	-	-	-	1	-	1
Capitalized borrowing costs	-	-	744	-	-	744
Signature Bonuses Transfers	-	-	-	11,625	-	11,625
Write-offs	-	(638)	(372)	(1,641)	(128)	(2,779)
Transfers	(44)	557	(2,981)	2,521	3	56
Transfers to assets held for sale	(2)	(1,521)	(569)	(623)	2	(2,713)
Depreciation, amortization and depletion	(76)	(3,131)	-	(3,136)	(3,163)	(9,506)
Impairment recognition (note 19)	-	(186)	-	(8)	-	(194)
Impairment reversal (note 19)	-	1,374	100	1,784	32	3,290
Cumulative translation adjustment	(101)	(2,679)	(686)	(1,665)	(802)	(5,933)
Balance at September 30, 2021	2,820	53,453	15,986	40,026	17,117	129,402
Cost	4,294	99,757	27,030	68,191	26,244	225,516
Accumulated depreciation, amortization, depletion and impairment (****)	(1,474)	(46,304)	(11,044)	(28,165)	(9,127)	(96,114)
Balance at September 30, 2021	2,820	53,453	15,986	40,026	17,117	129,402
Weighted average useful life in years	40 (25 to 50) (except land)	20 (3 to 31)		Units of production method	8 (2 to 47)
(*) It is composed of production platforms, refineries, thermoelectric power plants, natural gas processing plants, pipelines, and other operating, storage and production plants, including subsea equipment for the production and flow of oil and gas, depreciated based on the units of production method.
(**) See note 24 for assets under construction by operating segment.
(***) It is composed of exploration and production assets related to wells, abandonment and dismantling of areas, signature bonuses associated with proved reserves and other costs directly associated with the exploration and production of oil and gas.
(****) In the case of land and assets under construction, it refers only to impairment losses.

The right-of-use assets comprise the following underlying assets:

30

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	Platforms	Vessels	Properties	Total
Balance at September 30, 2021	10,419	6,026	672	17,117
Cost	13,953	11,070	1,221	26,244
Accumulated depreciation, amortization and depletion	(3,534)	(5,044)	(549)	(9,127)
Balance at December 31, 2020	7,979	7,167	723	15,869
Cost	11,144	11,256	1,379	23,779
Accumulated depreciation, amortization and depletion	(3,165)	(4,089)	(656)	(7,910)

17.2.	Unitization agreements

Petrobras has Production Individualization Agreements (AIP) signed in Brazil with partner companies in E&P consortiums. These agreements result in reimbursements payable to (or receivable from) partners regarding expenses and production volumes related to Atapu, Berbigão, Sururu, Albacora Leste, Tartaruga Verde, Mero and other fields.

The table below presents changes on the reimbursements payable relating to these fields:

	09.30.2021	12.31.2020
Opening balance	370	113
Additions/(Write-offs) on PP&E	(80)	278
Payments made	−	(17)
Other income and expenses	36	11
Cumulative translation adjustments	(14)	(15)
Closing balance	312	370

As of September 30, 2021, Petrobras has reimbursements payable amounting to US$ 312 (US$ 370 on December 31, 2020). In 2021, these agreements resulted in payments and recognition of additions and write-offs in PP&E, in addition to other net expenses of US$ 33, reflecting the best available estimate of the assumptions used in calculating the calculation base and the sharing of relevant assets in areas to be equalized.

17.3.	Capitalization rate used to determine the amount of borrowing costs eligible for capitalization

The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was the weighted average of the borrowing costs applicable to the borrowings that were outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. For the nine-month period ended September 30, 2021, the capitalization rate was 6.24% p.a. (6.05% p.a. for the nine-month period ended September 30, 2020).

31

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
18.	Intangible assets
18.1.	By class of assets
	Rights and Concessions	Software	Goodwill	Total
Balance at January 1, 2020	19,168	242	63	19,473
Addition	31	88	-	119
Capitalized borrowing costs	-	1	-	1
Write-offs	(173)	(3)	-	(176)
Transfers	(2)	(1)	(26)	(29)
Amortization	(8)	(58)	-	(66)
Impairment recognition	-	(6)	(6)	(12)
Cumulative translation adjustment	(4,302)	(53)	(7)	(4,362)
Balance at December 31, 2020	14,714	210	24	14,948
Cost	14,803	1,245	24	16,072
Accumulated amortization and impairment	(89)	(1,035)	-	(1,124)
Balance at December 31, 2020	14,714	210	24	14,948
Addition	3	98	-	101
Addition - Signature Bonuses	98	-	-	98
Capitalized borrowing costs	-	3	-	3
Write-offs	(10)	-	-	(10)
Transfers	(92)	3	-	(89)
Signature Bonuses Transfers	(11,625)	-	-	(11,625)
Amortization	(5)	(41)	-	(46)
Cumulative translation adjustment	(314)	(13)	(1)	(328)
Balance at September 30, 2021	2,769	260	23	3,052
Cost	2,819	1,290	23	4,132
Accumulated amortization and impairment	(50)	(1,030)	-	(1,080)
Balance at September 30, 2021	2,769	260	23	3,052
Estimated useful life in years	(*)	5	Indefinite
(*) Mainly composed of assets with indefinite useful lives, which are reviewed annually to determine whether events and circumstances continue to support an indefinite useful life assessment.

18.2.	Surplus volumes of Transfer of Rights Agreement

Atapu and Sepia

On April 9, 2021, the Board of Directors approved the signing of an Agreement with the Brazilian Federal Government that establishes the interests of Petrobras (Transfer of Rights regime) and the contractor for the surplus volume of the Transfer of Rights Agreement (Production Sharing regime) and the amount of compensation to Petrobras arising from the bidding for the surplus volumes in the Sepia and Atapu fields, which has not yet occurred. On April 14, 2021, this Agreement was approved by the Ministry of Mines and Energy.

With the publication of Ministry of Mines and Energy (MME) Ordinance No. 23/2020, complemented by MME Ordinance No. 493/2021, Petrobras and Pré-sal Petróleo S.A. (PPSA) revised and defined, prior to the bidding process for the Surplus volumes of the Transfer of Rights, the amounts of compensation to be paid by the new contracting party to Petrobras for the deferral of the cash flow in the two fields, as well as the participation in the Transfer of Rights and Production Sharing agreements.

The agreement between Petrobras and the Federal Government provides for the following terms: firm compensation of US$ 3,254 for the 60.5% participation of the new contractor for the Atapu field and of US$ 3,200 for the 68.7% participation for the Sepia field. In addition to these amounts, there is an earn out, due between 2022 and 2032, payable to Petrobras if the Brent oil price reaches an annual average above US$ 40/bbl, limited to US$ 70/bbl. If payable, the settlement of the first earn out installment will be subject to a grace period, postponing settlement from 2023 to 2024, adjusted at 8.99% p.a..

The proposed payment terms will be reflected in a Co-participation Agreement that will bind Petrobras and the future new contractors in these fields, following the bidding process for the surplus volumes. The Co-participation Agreement will be effective as of the signing of the Production Sharing Agreement and the payment of the firm compensation to Petrobras, when the parties will have access to their participation in the production of the Sépia and Atapu fields.

32

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

On April 28, 2021, Petrobras expressed to the National Energy Policy Council (CNPE) its interest in exercising its preference rights in relation to the Second Round of Bidding for Surplus Volumes of the Transfer of Rights in the Production Sharing regime in the Atapu and Sépia fields, with a percentage of 30%, considering the parameters disclosed in CNPE Resolution No. 05/2021, and MME Ordinance No. 08/2021.

The amounts corresponding to the signature bonus to be paid, if the participation percentages are confirmed under the terms above by the CNPE, will be US$ 221 for Atapu and U$$ 394 for Sépia.

Búzios

On November 6, 2019, the ANP held the Bidding Round for the Surplus Volume of the Transfer of Rights Agreement, when the Company acquired a 90% interest in the exploration and production rights of the surplus volume of Búzios field, in the pre-salt layer of Santos basin, in partnership with CNODC Brasil Petróleo e Gás Ltda. (5%) and CNOOC Petroleum Brasil Ltda. (5%).

The signature bonus corresponding to the Company's interest in the amount of US$ 14,912 was paid in the last quarter of 2019 and Production Sharing Contract was signed with PPSA, MME and ANP in the first quarter of 2020.

a) Búzios Co-participation Agreement

On June 11, 2021, the Company signed with Pré-sal Petróleo S.A. (PPSA) and its partners CNODC and CNOOC a Co-participation Agreement (Agreement) for Búzios field, to regulate the coexistence of the Transfer of Rights Agreement and the Production Sharing Contract for the surplus volume of the Búzios field. The total compensation due to the Transfer of Rights Agreement (100% Petrobras) by the Production Sharing Contract is US$ 29 billion, which will be recovered in cost oil by the contractors.

The amount was calculated based on the Ordinance 213/2019 of MME guidelines and took into account current market parameters, as well as the deferral of the production of the volume contracted under the Transfer of Rights regime, in order to maximize the Net Present Value (NPV) of the Brazilian Government and maintain Petrobras' NPV calculated based on the effective date of the Co-participation Agreement.

According to the agreement for the formation of the consortium to participate in the bid which occurred in 2019, the amount of US$ 2.9 billion was paid by the partners CNODC and CNOOC to Petrobras in August 2021, after conditions precedent were met, including the approval by the ANP. Thus, the contract became effective on September 1, 2021.

On this date, the partial disposition of the undivided economic interest of assets associated with Búzios field was carried out, including the part of the signature bonus paid by Petrobras for this field, in exchange for financial compensation, resulting in a transaction analogous to a sale.

The partners and PPSA defined the Development Plan for the field, which is expected to result in a recoverable volume of 10,346 million boe during the term of the Agreement, which expires in September 2050. This recoverable volume results in participations in the co-participated area of 26% for the Transfer of Rights Agreement and 74% for the Production Sharing Agreement. Considering the participation of each company in its respective contract and the participation of each contract in the co-participated area, the participation in the area is 92.6594% for Petrobras and 3.6703% for each of the partners.

b) Reimbursement of expenses

Expenses incurred by Petrobras in the ordinary operations of the bidding area for the benefit of the consortium, made prior to the start of the Agreement and not included in the total compensation amount, in the estimated amount of US$ 73 (R$ 399 million), will be reimbursed to Petrobras by the partners CNODC and CNOOC.

c) Exercise of partners’ call option

Within 30 days after the Agreement's effective date, Petrobras' partners in the consortium had the right to exercise a call option, provided for in the agreement that established the consortium for bidding in 2019, to acquire, each of them, an additional 5% interest.

On September 29, 2021, the partner CNOOC expressed its interest in exercising the call option. The estimated amount to be received by Petrobras at the closing of the operation for the portion of CNOOC is US$ 2,080, as follows: (i) US$ 1,450 for the compensation, subject to the adjustments provided for in the contract, which considers the same effective date of the Agreement on September 1, 2021, and; (ii) US$ 630 for the reimbursement of the signature bonus referring to the additional participation of CNOOC. The values will be updated until the transaction closing.

The assets related to this transaction were reclassified to assets held for sale (note 23.1).

33

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

The effectiveness of this transaction is subject to approval by the Administrative Council for Economic Defense (CADE), ANP and MME.

The CNODC partner did not express interest in the exercise of the call option. Thus, after the completion of purchase of additional 5% interest by CNOOC, Petrobras will hold 85% of the exploration and production rights of the surplus volumes of the Transfer of Rights Agreement of Búzios field, while CNOOC will hold 10% and CNODC, 5%. Moreover, considering all contracts in Búzios field (Transfer of Rights, Production Sharing and Concession of Tambuatá), Petrobras will hold an 88.99% interest, while CNOOC will hold 7.34% and CNODC, 3.67%.

d) Further information

The result of the operation is shown below:

Financial compensation received	2,938
Reimbursement of expenses	76
Disposition of signature bonuses	(957)
Disposition of other assets – PP&E	(1,390)
Total effect in the statement of income (within Other income and expenses)	667

Since this bidding relates to the surplus volume of fields with technical and commercial feasibility already defined, the signature bonus paid, in the amount of US$ 11,625, was transferred from intangible assets to property, plant and equipment after the Co-Participation Agreement became effective.

The effect on Petrobras' production curve, arising from the exercise of the call option by CNOOC, will only start after the closing of the transaction, with no expected effect on the 2021 production estimate.

The volume of reserves will be incorporated considering the beginning of the effectiveness of the Agreement for the Búzios field and reflected in the estimates of proved reserves for December 31, 2021.

Itapu Co-participation Agreement

On July 12, 2021, Petrobras signed with Pré-sal Petróleo SA (PPSA) a Co-participation Agreement of Itapu, which will regulate the coexistence of the Transfer of Rights Agreement and the Production Sharing Contract for the Surplus volume of the Itapu field, in the pre-salt layer of Santos Basin.

Negotiations began after the bidding, held on November 6, 2019, in which Petrobras acquired 100% of the exploration and production rights of the surplus volume of the Transfer of Rights Agreement of Itapu field.

Petrobras and PPSA defined the Development Plan for the field, including estimates for production and recoverable volume. As a result, the Company’s share in the area is 51.708% for the Transfer of Rights Agreement, with a total recoverable volume of 350 million boe, and 48.292% for the Production Sharing Agreement, with a total recoverable volume of 319 million boe.

The effectiveness of the Agreement is subject to approval by the ANP. Assumptions for oil and gas prices, discount rate and cost metrics used were established in the MME Ordinance No. 213/2019.

18.3.	Transfer of rights on concessions of six blocks in the state of Amapá

In September 2020 and April 2021, respectively, the Company closed agreements with Total E&P Brasil Ltda (TotalEnergies), and BP Energy do Brasil Ltda (BP), in which Petrobras took over the completeness of the participations of these companies in the blocks located in ultra-deep waters in northern Brazil. Totalenergies was the operator in 5 blocks with a 40% interest, while Petrobras and BP had 30% each one. BP also had a 70% interest in another block, also a partner of Petrobras (30%). With the closing of these agreements, Petrobras will hold 100% interest in these six blocks.

As a result of these agreements, firmed between the parties and ANP in September 2021, Petrobras had a US$ 199 gain relating to the total assumption of the minimum exploratory program, of which US$ 139 was received at the closing of the operation, and the remaining balance to be received in June 2022.

The Company also registered an US$ 88 addition within intangible assets for the assumption of participation in these concessions, without disbursement made by the Company.

The total gain resulting from this operation (US$ 288) was recognized in other income and expenses.

34

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
19.	Impairment

The Company annually tests its assets for impairment or when there is an indication that their carrying amount may not be recoverable, as well as the reversal of impairment losses recognized in previous years.

From the observation of the oil and gas market scenario, the Company’s management reassessed the Brent prices provided for in the 2021-2025 Strategic Plan and updated the short-term assumptions established in this plan.

Thus, during the third quarter of 2021, for the purpose of the impairment tests of its assets, the Company revised its Brent assumptions for 2021 to US$ 69.40 and for 2022 to US$ 69.20 (compared to US$ 45.00 originally planned for 2021 and 2022), keeping assumptions from 2023 to 2025 unchanged. The discount rate for producing properties relating to oil and gas activities in Brazil was reduced from 7.1% to 6.3% p.a.. The 2022-2026 Strategic Plan is under development to be released in the fourth quarter of 2021, which will include all the assumptions of the Company's planning process.

In the nine-month period ended September 30, 2021, impairment reversals were recognized, in the amount of US$ 2,918 (US$ 3,098 impairment reversals in the third quarter of 2021), mainly due to:

19.1.	Impairment of property, plant and equipment

In the nine-month period ended September 30, 2021, impairment reversals were recognized, in the amount of US$ 3,094 (US$ 3,195 of impairment reversals in the third quarter of 2021), mainly due to:

•	Producing properties relating to oil and gas activities in Brazil: US$ 3,262 impairment reversal, mainly in the following CGUs: Roncador (US$ 860 impairment reversal), North group (US$ 714 impairment reversal), and Berbigão-Sururu group (US$ 388 impairment reversal), due to the changes in short-term Brent assumptions;
•	Oil and gas production and drilling equipment in Brazil: the Company decided for the definitive discontinuation of use of platforms P-33 and P-26, in the Marlim field, resulting in their exclusion of CGU North group and testing for impairment as separate assets, with the recognition of a US$ 190 impairment loss; and
•	Oil and gas production and drilling equipment abroad: the Company decided to use in producing fields in the Santos basin, certain equipment that were previously part of platforms P-72 and P-73. Thus, considering estimated future cash flows for these assets, the Company recognized a US$ 27 impairment reversal.

In the nine-month period ended September 30, 2020, impairment losses were recognized due to the significant and adverse effects on the oil and oil products market arising from: (i) the outbreak of the COVID-19 pandemic and its effects on the economic activity, and (ii) failure in negotiations between members of Organization of the Petroleum Exporting Countries (OPEC) and its allies to define production levels, which contributed to an increase in the global oil supply with a significant reduction in price in early March 2020.

These events led the Company to adopt a set of measures, aiming at preserving cash generation, as well as to revise its key assumptions and, in the nine-month period ended September 30, 2020, impairment losses were recognized in the amount of US$ 13,358 (US$ 13,371 in the first quarter of 2020), primarily due to:

(i) US$ 11,798 relating to the effect of updated assumptions in the estimation of the recoverable amount of several E&P fields, notably in the following Cash Generating Units (CGU): Roncador, Marlim Sul, North group, Albacora Leste, Berbigão-Sururu group, CVIT group and Mexilhão; and

(ii) US$ 1,356 relating to the hibernation of fields and platforms in shallow waters, affecting CGUs North group, Ceará-Mar group and Ubarana group, as well as Caioba, Guaricema and Camorim fields.

Moreover, in the third quarter of 2020, Petrobras had net impairment reversals amounting to US$ 13, mainly relating to: (i) onshore and shallow water fields transferred to held for sale (US$ 35 reversal); and (ii) fertilizer plants Fafen BA and Fafen SE due to lease agreements initiated this quarter (US$ 22 reversal); partially offset by a US$ 48 impairment loss due to the decision to cease the operation of Camarupim field.

On November 25, 2020, management concluded and approved its 2021-2025 Strategic Plan, updating economic assumptions, as well as its project portfolio and estimates of reserve volumes, which support the impairment tests conducted in that reporting period. Thus, impairment reversals were accounted for in the last quarter of 2020, in the amount of US$ 6,019, mainly on producing properties relating to oil and gas activities in Brazil.

35

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
19.2.	Assets classified as held for sale

In the nine-month period ended September 30, 2021, US$ 182 impairment loss was recognized, arising from the fair value of assets, net of disposal expenses, mainly:

•	approval of the sale of the company Breitener Energética S.A., located in Manaus, in the state of Amazonas, resulting in the recognition of a US$ 90impairment loss; and
•	approval for the sale of thermoelectric power plants Arembepe, Muryci and Bahia 1, located in Camaçari, in the state of Bahia. As a result, considering fair value net of selling expenses, a US$ 79 impairment loss was accounted for in the second quarter of 2021.

In the nine-month period ended September 30, 2020, the Company recognized US$ 37 of impairment reversals (US$ 35 in the third quarter of 2020), following the Board of Directors approval on the sale of E&P fields, arising from its fair value, net of disposal expenses.

19.3.	Investment in publicly traded associate Petrobras Distribuidora S.A. – BR Distribuidora (renamed Vibra Energia)

On August 26, 2020, the Company’s Board of Directors approved the disposal of the remaining interest in this Company.

Accordingly, the recoverable value of this investment took into account the value in use, including the disposal value, considering the intention to sell the shares. As the value in use of BR Distribuidora (renamed Vibra Energia) was lower than the book value, an impairment loss of US$144 was recognized in the third quarter of 2020. The post-tax discount rate in constant currency applied was 11.1% p.a., considering the cost of equity.

On June 30, 2021, the Company’s Board of Directors approved the price per common share of BR Distribuidora in the amount of US$ 5.20 (R$ 26.00) for the secondary public offering (follow on) of these shares, totaling US$ 2,252 (R$ 11,264 million), net of transaction costs.

Accordingly, considering the sale of the shares and the cash flows arising from this sale, a US$ 404 impairment reversal was accounted for within results of equity-accounted investments, in the second quarter of 2021. The transaction was closed on July 5, 2021 (note 23.2).

20.	Exploration and evaluation of oil and gas reserves

The exploration and evaluation activities include the search for oil and gas reserves from the date of obtaining the legal rights to explore a specific area to the declaration of the technical and commercial viability of the reserves.

Changes in the balances of capitalized costs directly associated with exploratory wells pending determination of proved reserves and the balance of amounts paid for obtaining rights and concessions for exploration of oil and natural gas (capitalized acquisition costs) are set out in the following table:

Capitalized Exploratory Well Costs / Capitalized Acquisition Costs (*)	Jan-Sep/2021	Jan-Dec/2020
Property plant and equipment
Opening Balance	3,024	4,262
Additions	292	428
Write-offs	(158)	(197)
Transfers	(147)	(494)
Cumulative translation adjustment	117	(975)
Closing Balance	3,128	3,024
Intangible Assets	2,647	14,526
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs	5,775	17,550
(*) Amounts capitalized and subsequently expensed in the same period have been excluded from this table.

Exploration costs recognized in the statement of income and cash used in oil and gas exploration and evaluation activities are set out in the following table:

36

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	2021	2020	2021	2020
	Jan-Sep	Jan-Sep	Jul-Sep	Jul-Sep
Exploration costs recognized in the statement of income
Geological and geophysical expenses	254	182	100	63
Exploration expenditures written off (includes dry wells and signature bonuses)	214	223	27	186
Contractual penalties	49	22	5	12
Other exploration expenses	21	10	-	9
Total expenses	538	437	132	270
Cash used in :
Operating activities	275	192	101	72
Investment activities	449	385	204	109
Total cash used	724	577	305	181

21.	Collateral for crude oil exploration concession agreements

The Company has granted collateral to ANP in connection with the performance of the Minimum Exploration Programs established in the concession agreements for petroleum exploration areas in the total amount of US$ 1,831 (US$ 1,631 as of December 31, 2020) of which US$ 1,831 were still in force as of September 30, 2021 (US$ 1,543 as of December 31, 2020), net of commitments undertaken. The collateral comprises crude oil from previously identified producing fields, pledged as collateral, amounting to US$ 1,275 (US$ 1,256 as of December 31, 2020) and bank guarantees of US$ 556 (US$ 287 as of December 31, 2020).

22.	Investments
22.1.	Investments in associates and joint ventures
	Balance at 12.31.2020	Investments	Transfer to assets held for sale	Restructuring, capital decrease and others	Results of equity-accounted investments	CTA	OCI	Dividends	Balance at 09.30.2021
Joint Ventures	813	6	(339)	-	149	3	(1)	(104)	527
Associates (*)	2,455	9	(2,139)	(173)	1,351	(30)	33	(152)	1,354
Other investments	5	−	-	−	−	(2)	−	−	3
Total	3,273	15	(2,478)	(173)	1,500	(29)	32	(256)	1,884
(*) It includes Braskem.
23.	Disposal of assets and other changes in organizational structure

The Company has an active partnership and divestment portfolio, which takes into account opportunities for disposal of non-strategic assets in several areas in which it operates, whose development of transactions also depends on conditions beyond the control of the Company. The divestment projects and strategic partnerships follow the procedures aligned with the guidelines of the Brazilian Federal Auditor’s Office (Tribunal de Contas da União – TCU) and the current legislation.

The major classes of assets and related liabilities classified as held for sale are shown in the following table:

37

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

					09.30.2021	12.31.2020
	E&P	RT&M	Gas & Power	Corporate and other business	Total	Total
Assets classified as held for sale
Cash and cash equivalents	-	−	6	−	6	14
Trade receivables	-	−	93	−	93	24
Inventories	-	296	35	−	331	4
Investments	-	−	323	11	334	68
Property, plant and equipment	1,658	1,312	20	−	2,990	640
Others	-	13	92	−	105	35
Total	1,658	1,621	569	11	3,859	785
Liabilities on assets classified as held for sale
Trade payables	-	-	5	-	5	22
Finance debt	-	-	-	1	1	13
Provision for decommissioning costs	903	-	-	-	903	640
Others	-	-	51	-	51	10
Total	903	−	56	1	960	685

23.1.	Transactions pending closing at September 30, 2021

As of September 30, 2021, the most significant progress under the divestment process is described below:

Transaction	Acquirer	Date of approval / signing	Transaction amount (*)	Further informa-tion
Sale of E&P assets in the state of Espírito Santo (Polo Peroá)	OP Energy e DBO Energy	January 2021	13	a
Sale of the Company’s entire interest in nine onshore fields, called Miranda group, in the in the state of Bahia	Miranga S.A. (structured entity), subsidiary of PetroRecôncavo S.A.	February 2021	135	b
Sale of shares of the company that will hold the Landulpho Alves Refinery (RLAM) and its associated logistics assets, in the state of Bahia	MC Brazil Downstream Participações, a company of the Mubadala Capital group	March 2021	1,650	c
Sale of three thermoelectric plants powered by fuel oil, located in Camaçari, in the state of Bahia	São Francisco Energia S.A., a subsidiary of Global Participações em Energia S.A.	April 2021	12 (R$ 68 million)	d
Sale of the entire interest in a set of seven onshore and shallow water fields called Alagoas group, and of Alagoas Natural Gas Processing Unit, located in the state of Alagoas	Petromais Global Exploração e Produção S.A.	June 2021	300	e
Sale of the Company’s 62,5% interest in Papa-Terra field, located in the Campos basin	3R Petroleum Offshore S.A.	July 2021	16	f
Sale of the Company’s entire interest (51%) in Petrobras Gas S.A (Gaspetro)	Compass Gas e Energia S.A.	July 2021	373 (R$ 2,030 million)	g
Sale of its 20% interest in Termelétrica Potiguar S.A. (TEP) and 40% in Companhia Energética Manauara S.A. (CEM)	GFT Participações S.A. and GFM Participações S.A, subsidiaries of Global Participações Energia S.A. (GPE)	July 2021	30 (R$ 160 million)	h
Sale of the shares of the company that will hold the Isaac Sabbá Refinery (REMAN) and its associated logistics assets, in the state of Amazonas	Ream Participações S.A. (a company controlled by the partners of Atem Distribuidora de Petróleo S.A.)	August 2021	190	i
Sale of its 93,7% in the Company’s entire interest in Breitener Energética S.A. (Breitener), located in the state of Amazonas	Breitener Holding Participações S.A., a wholly owned subsidiary of Ceiba Energy LP	August 2021	46 (R$ 251 million)	j
Exercise of the call option for additional 5% interest in the surplus volume of the Transfer of Rights Agreement of Búzios field	CNOOC Petroleum Brasil Ltda (CNOOC)	September 2021	2,080	k
(*) Amounts considered at the signing of the transaction.

a)                Sale of E&P assets in Espírito Santo

Amounts due to Petrobras are composed of: (i) US$ 5 was received at the contract signing; (ii) US$ 8 to be received at the transaction closing; (iii) up to US$ 42 as contingent receivables provided for in the contract, related to factors such as Malombe's declaration of commerciality, future oil prices and extension of the concession terms. This transaction is subject to price adjustments and to the fulfillment of conditions precedent, such as approval by the Brazilian Agency of Petroleum, Natural Gas and Biofuels (ANP).

b)               Sale of onshore fields in Bahia

Amounts due to Petrobras are composed of: (i) US$ 11 received upon the contract signing; (ii) US$ 44 to be received at the transaction closing; (iii) US$ 80 deferred in three installments over three years from the transaction closing.

38

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

The contract provides for the receipt of conditional amounts of up to US$ 85 in contingent receivables related to future average Brent prices for the years 2022, 2023 and 2024.

This transaction includes price adjustments and is still subject to conditions precedent, such as approval by the ANP.

c)                Sale of RLAM refinery assets

The agreement provides for price adjustment due to changes in working capital, net debt and investments until the transaction closing. On June 9, 2021, the Administrative Council for Economic Defense (CADE) approved the sale.

d)               Sale of three thermoelectric plants in the state of Bahia

The agreement is subject to price adjustments and to the fulfillment of conditions precedent, such as the approval by the CADE and by the National Electric Energy Agency (ANEEL). In addition, it includes a contingent receipt to be deposited in an escrow account, depending on favorable decision of administrative proceeding.

In the second quarter of 2021, the Company recognized a US$ 52 loss after taxes, due to the difference between transaction value and the carrying amount of net assets.

e)                Sale of seven onshore and shallow water fields and a natural gas processing unit in the state of Alagoas

The agreement provides for the receipt of US$ 60 at the transaction signing and US$ 240 at the transaction closing, subject to price adjustments and conditions precedent, such as approval by the ANP.

f)                 Sale of Papa-Terra field

The agreement provides for the receipt of US$ 6 at the transaction signing and US$ 10 at the transaction closing, subject to price adjustments and conditions precedent, such as approval by the ANP. In addition, there is a total of US$ 90 in contingent receivables provided for in the contract (contingent assets), related to production volume of the asset and future oil prices.

g)               Sale of Gaspetro

The total payment to Petrobras will be made ate the transaction closing, subject to price adjustments and the fulfillment of certain conditions precedent, such as approval by the Administrative Council for Economic Defense (CADE). In addition, until closing, Petrobras will comply with the provisions contained in the shareholders' agreements of Gaspetro and natural gas distributors, including preemptive rights.

h)               Sale of interest in electricity companies

The total payment to Petrobras will be made at the transaction closing, US$ 15 from each acquirer.

i)                 Sale of REMAN refinery assets

The agreement provides for the receipt of US$ 29 at the transaction signing and US$ 161 at the transaction closing, subject to price adjustments and conditions precedent, such as approval by the CADE.

j)                 Sale of Breitener Energética

The agreement provides for the receipt of US$ 46 at the transaction closing, subject to price adjustments and conditions precedent, such as approval by the CADE. In addition, there is a contingent amount of US$ 10 depending on future sales revenues of the plant.

In the third quarter of 2021, the Company recognized a US$ 59 loss after taxes, due to the difference between net costs to sell this investment and the carrying amount of net assets.

This transaction is subject to conditions precedent, such as approval by the CADE.

k)                Exercise of the call option in Búzios field

For more information, see note 18.2.

39

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
23.2.	Closed transactions in the nine-month period ended September 30, 2021
Transaction	Acquirer	Signature date (S) Closing date (C)	Sale amount (*)	Gain/(loss) (**)	Further information
Sale of 30% of the Frade field concession. The transaction also includes the sale of the entire stake held by the subsidiary Petrobras Frade Inversiones S.A. (PFISA), in the company Frade BV	PetroRio	November 2019 (S) February 2021 (C)	44	88	a
Sale of the Company’s entire interest in Petrobras Uruguay Distribución S.A. (PUDSA)	DISA Corporación Petrolífera S.A.	August 2020 (S) February 2021 (C)	68	(3)	b
Petrobras Biocombustível S.A. (PBio) sale of all of its shares issued by BSBios Indústria e Comércio de Biodiesel Sul Brasil S.A. (BSBios) (50% of the share capital)	RP Participações em Biocombustíveis S.A	December 2020 (S) February 2021 (C)	47 (R$ 253 million)	(1)	c
Sale of the Company’s 49% interest in companies Eólica Mangue Seco 1, 3 and 4, wind power generation plants	V2I Transmissão de Energia Elétrica S.A.	December 2020 (S) April 2021 (C)	26 (R$ 145 million)	19	d
Sale of the Company’s remaining 10% interest in NTS	Nova Infraestrutura Gasodutos Participações S.A.	April 2021 (S) April 2021 (C)	277 (R$ 1,539 million)	109	e
Sale of the Company’s 51% interest in company Eólica Mangue Seco 2, a wind power generation plant	Fundo de Investimento em Participações Multiestratégia Pirineus (FIP Pirineus)	February 2021 (S) May 2021 (C)	6 (R$ 34 million)	4	f
Sale of the Company’s entire interest in eight onshore fields, called Rio Ventura group, located in the state of Bahia	3R Rio Ventura S.A., subsidiary of 3R Petroleum e Participações S.A	August 2020 (S) July 2021 (C)	54	64	g
Sale of the Company’s remaining 37.5% interest in BR Distribuidora	Several	June 2021 (S) July 2021 (C)	2,203 (R$ 11,358 million)	(1)	h
Transfer of the Company’s remaining 10% interest in Lapa field and in Lapa Oil & Gas BV	Total Energies	December 2018 (S) August 2021 (C)	49	15	i
Sale of the Company’s 40% interest in the company GNL Gemini Comercialização e Logística de Gás Ltda. (GásLocal)	White Martins Gases Industriais Ltda.	September 2020 (S) September 2021 (C)	12 (R$ 61 million)	(1)	j
			2,786	293
(*) The amount of "Proceeds from disposal of assets" in the Statement of Cash Flows is composed of amounts received this period, including installments of operations from previous years and advances referring to operations not completed.
(**) Recognized in “Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control” within other income and expenses (note 6).

a)                Sale of the Frade field

The transaction was closed with the payment of US$ 36 to Petrobras, after price adjustments (including cash inflows from the sale of crude oil from the concession), in addition to US$ 8 paid to Petrobras upon the contract signing. In addition, there is a contingent amount of US$ 20 linked to a potential new commercial discovery in the field.

The original sale amounting to US$ 100 was adjusted considering the cash flows arising from the Company’s interest in the field from July 1, 2019 (inception date of the negotiation) to February 5, 2021 (closing date). In addition, there is a contingent payment amounting to US$ 20 subject to a new discovery in the field.

b)               Sale of Petrobras Uruguay Distribución S.A. (PUDSA)

The transaction was closed with the payment of US$ 62 to Petrobras, in addition to US$ 6 paid upon the contract signing, totaling US$ 68. As a result of this operation, a US$ 34 loss was reclassified to the statement of income, within other income and expenses, relating to cumulative translation adjustments arising from exchange rate variations recognized in PUDSA's shareholders' equity since de acquisition of this investment.

c)                Sale of BSBios

The transaction was closed with the payment of US$ 47 to Petrobras, including price adjustments. Moreover, US$ 12 is held in an escrow account for indemnification of eventual contingencies, to be released according to terms and conditions set forth in the contract.

d)               Sale of Mangue Seco 1, 3 and 4

The sale of Mangue Seco 1 was closed with the payment of US$ 8 to Petrobras, including price adjustments. The sale of Mangue Seco 3 and 4 was closed with the payment of US$ 14 to Petrobras, including price adjustments, in addition to US$ 4 received at the signing, totaling US$ 18.

40

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

e)                Sale of remaining 10% interest in NTS

The transaction was closed with the payment of US$ 277 to Petrobras, on the date of signing and closing of the transaction, including price adjustments.

f)                 Sale of Eólica Mangue Seco 2

The transaction results from the exercise of the preemptive right by FIP Pirineus, in accordance with the shareholders' agreement of Eólica Mangue Seco 2, and was closed with the payment of US$ 6 to Petrobras, including price adjustments.

g)               Sale of Rio Ventura group of fields

The operation was concluded in July 2021 with the payment of US$ 34 to Petrobras, including price adjustments, in addition to US$ 4 paid to Petrobras at the contract signing.

The agreement provides for further US$16 to be paid in January 2024 and up to US$ 43 in contingent payments related to future oil prices. Of this amount of contingent payments, the Company has already recognized US$ 22.

h)               Sale of remaining 37.5% interest in BR Distribuidora (renamed Vibra Energia)

On June 17, 2021, Petrobras filed a request for registration of a secondary public offering (follow on) of common shares issued by (renamed Vibra Energia), with the release of a preliminary offering prospectus. The Company offered 37.5% of the share capital of BR Distribuidora, corresponding to the remaining interest held by Petrobras.

On June 30, 2021, Petrobras approved the price per common share of BR Distribuidora in the amount of US$ 5.20 (R$ 26.00), totaling US$ 2,203 (R$11,358 million). Thus, a US$ 404 impairment reversal was recognized, as detailed in note 19.

On July 5, 2021, the follow on was closed with the Company receiving US$ 2,184, net of transactions costs.

i)                 Transfer of interest in Lapa field

In 2018, Petrobras exercised its put option, as provided in the contract, transferring its remaining 10% interest in Lapa field to Total Energies, including the remaining 10% interest held by Petrobras Netherlands BV (PNBV) in Lapa BV. In September 2021, the operation was concluded with the payment of US$ 49 to Petrobras.

In addition, there was a price adjustment relating to the transfer of rights of Lapa and Iara fields by Petrobras, as well as of the interests held by PNBV in Lapa BV and Iara BV, with the recognition of a US$ 22 gain within other income and expenses.

j)                 Sale of interest in GásLocal

The agreement resolved controversies arising from the activities of the Gemini consortium and GasLocal, in particular pending arbitration and judicial proceedings. It also provides for the commercial conditions for the supply of gas by Petrobras, as an integrant of Gemini consortium, until the end of 2023, as required by CADE.

The transaction was closed with the payment of US$ 11 (R$56 million) to Petrobras upon the signing of the agreement, and US$ 1 (R$ 4.6 million), to be paid up to 13 months from the closing of the agreement.

23.3.	Other operation

On January 5, 2021, Petrobras acquired 100% of shares of the structured entity Companhia de Desenvolvimento e Modernização de Plantas Industriais (CDMPI) for US$ 9 thousand. The difference between the amount paid and CDMPI's negative shareholders' equity, in the amount of US$ 691, was recorded as a capital transaction, reducing the shareholders' equity attributable to shareholders of Petrobras, while increasing non-controlling interests, since Petrobras already controlled its operations and consolidated this structured entity prior to this transaction. On April 14, 2021, an Extraordinary General Shareholders Meeting approved the incorporation of CDMPI.

23.4.	Contingent assets from disposed investments

In July 2020, Petrobras closed the sale of its entire interest in Pampo and Enchova groups of fields to Trident Energy do Brasil Ltda (see note 33.2 of the annual consolidated financial statements for 2020), with additional conditions providing for the payment to Petrobras of

41

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

amounts of up to US$ 650 classified as contingent assets, to be recognized when the agreed conditions, relating to Brent prices, were met. Of this amount of contingent payments, the Company has already recognized US$ 29. The contract provides for revaluations until 2030.

23.5.	Cash flows from sales of interest with loss of control

In the nine-month periods ended September 30, 2021 and 2020, the Company disposed of its interest in certain subsidiaries over which control was lost. The following table summarizes cash flows arising from losing control in subsidiaries:

	Cash received	Cash in subsidiary before losing control	Net Proceeds
Jan-Sep/2021
PUDSA	62	(15)	47
Total	62	(15)	47
Jan-Sep/2020
Petrobras Oil & Gas B.V.(PO&GBV) (*)	276	−	276
Total	276	−	276

24.	Assets by operating segment
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate and other business	Elimina-tions	Total

Consolidated assets by operating segment - 09.30.2021

Current assets	4,880	13,128	3,592	14,252	(5,272)	30,580
Non-current assets	111,318	22,045	6,685	8,563	(1)	148,610
Long-term receivables	4,873	2,333	302	6,765	(1)	14,272
Investments	410	1,332	121	21	−	1,884
Property, plant and equipment	103,320	18,284	6,192	1,606	−	129,402
Operating assets	92,530	15,764	3,772	1,350	−	113,416
Under construction	10,789	2,520	2,420	257	−	15,986
Intangible assets	2,715	96	70	171	−	3,052
Total Assets	116,198	35,173	10,277	22,815	(5,273)	179,190

Consolidated assets by operating segment - 12.31.2020

Current assets	5,333	8,170	1,975	15,337	(3,427)	27,388
Non-current assets	114,947	23,879	8,321	15,473	2	162,622
Long-term receivables	4,745	2,539	976	11,938	2	20,200
Investments	390	400	607	1,876	−	3,273
Property, plant and equipment	95,222	20,842	6,614	1,523	−	124,201
Operating assets	84,916	18,304	4,300	1,238	−	108,758
Under construction	10,305	2,537	2,315	286	−	15,443
Intangible assets	14,590	98	124	136	−	14,948
Total Assets	120,280	32,049	10,296	30,810	(3,425)	190,010

42

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
25.	Finance debt
25.1.	Balance by type of finance debt
In Brazil	09.30.2021	12.31.2020
Banking Market	1,250	5,016
Capital Market	2,511	2,512
Development banks	813	1,315
Others	8	11
Total	4,582	8,854
Abroad
Banking Market	9,274	13,581
Capital Market	19,702	27,625
Development banks	-	201
Export Credit Agency	2,972	3,424
Others	186	203
Total	32,134	45,034
Total finance debt	36,716	53,888
Current	3,417	4,186
Non-current	33,299	49,702

Current finance debt is composed of:

	09.30.2021	12.31.2020
Short-term debt	116	1,140
Current portion of long-term debt	2,843	2,383
Accrued interest on short and long-term debt	458	663
Total	3,417	4,186

At September 30, 2021, there was no default, breach of covenants or change in collateral provided or clauses that would result in change in payment terms compared December 31, 2020.

25.2.	Changes in finance debt and reconciliation with cash flows from financing activities
	Balance at 12.31.2019	Additions	Principal amorti zation (*)	Interest amorti zation (*)	Accrued interest (**)	Foreign exchange/ inflation indexation charges	Cumulative translation adjustment (CTA)	Modification of contractual cash flows	Transfer to liabilities classified as held for sale	Balance at 12.31.2020
In Brazil	10,730	1,488	(1,080)	(352)	399	142	(2,473)	-	-	8,854
Abroad	52,530	15,535	(23,471)	(2,967)	3,187	1,667	(1,201)	(245)	-	45,035
	63,260	17,023	(24,551)	(3,319)	3,586	1,809	(3,674)	(245)	−	53,889

43

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	Balance at 12.31.2020	Additions	Principal amorti zation (*)	Interest amorti zation (*)	Accrued interest (**)	Foreign exchange/ inflation indexation charges	Cumulative translation adjustment (CTA)	Modification of contractual cash flows	Transfer to liabilities classified as held for sale	Balance at 09.30.2021
In Brazil	8,854	-	(4,213)	(245)	241	173	(229)	-	-	4,582
Abroad	45,035	1,754	(14,894)	(1,613)	1,970	82	(201)	-	-	32,134
	53,889	1,754	(19,107)	(1,858)	2,211	255	(430)	−	−	36,716
Debt restructuring			(1,097)	-
Deposits linked to financing (***)			(286)	(12)
Net cash used in financing activities			(20,490)	(1,870)
(*) It includes pre-payments.
(**) It includes premium and discount over notional amounts, as well as gains and losses by modifications in contractual cash flows.
(***) Deposits linked to financing with China Development Bank (CDB), with semiannual settlements in June and December.

For the nine-month period ended September 30, 2021, the Company used its cash, in addition to raising funds in the international capital market, to settle older debts and manage liabilities, aiming at improving the debt repayment profile taking into account its alignment with investments returns over the long run.

The Company repaid several finance debts, in the amount of US$ 22,360 notably: (i) prepayment of banking loans in the domestic and international market totaling US$ 6,344 and (ii) US$ 9,617 to repurchase and withdraw of global bonds previously issued by the Company in the capital market, with net premium paid to bond holders amounting to US$ 1,095; and (iii) total prepayment of US$ 593 for loans with development agencies.

The company raised US$ 1,442 through bonds issued in the international capital market (Global Notes) maturing in 2051.

25.3.	Summarized information on current and non-current finance debt
Maturity in	2021	2022	2023	2024	2025	2026 onwards	Total (**)	Fair Value

Financing in U.S.Dollars (US$)(*):	1,153	2,112	2,559	3,352	2,747	17,119	29,042	31,806
Floating rate debt	810	2,112	2,559	2,675	1,934	2,040	12,130
Fixed rate debt	343	-	-	677	813	15,079	16,912
Average interest rate	4.4%	4.9%	5.0%	5.4%	5.6%	6.5%	6.1%
Financing in Brazilian Reais (R$):	137	906	418	626	215	2,279	4,581	4,913
Floating rate debt	17	656	270	270	133	642	1,988
Fixed rate debt	120	250	148	356	82	1,637	2,593
Average interest rate	3.6%	5.3%	5.1%	4.8%	4.4%	4.3%	4.5%
Financing in Euro (€):	36	-	-	14	503	679	1,232	1,404
Fixed rate debt	36	-	-	14	503	679	1,232
Average interest rate	4.7%	-	-	4.7%	4.7%	4.7%	4.7%
Financing in Pound Sterling (£):	65	-	-	-	-	1,796	1,861	2,127
Fixed rate debt	65	-	-	-	-	1,796	1,861
Average interest rate	6.2%	-	-	-	-	6.4%	6.3%
Total as of September 30, 2021	1,391	3,018	2,977	3,992	3,465	21,873	36,716	40,250
Average interest rate	4.4%	5.0%	5.0%	5.3%	5.5%	6.4%	6.0%
Total as of December 31, 2020	4,186	3,282	5,892	5,961	6,229	28,338	53,888	61,517
Average interest rate	4.6%	4.8%	4.8%	5.1%	5.2%	6.4%	5.9%
(*) Includes debt raised in Brazil (in Brazilian reais) indexed to the U.S. dollar.
(**)The average maturity of outstanding debt as of September 30, 2021 is 13.5 years (11.71 years as of December 31, 2020).

The fair value of the Company's finance debt is mainly determined and categorized into a fair value hierarchy as follows:

Level 1- quoted prices in active markets for identical liabilities, when applicable, amounting to US$ 21,701 of September 30, 2021 (US$ 33,236 of December 31, 2020); and

44

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Level 2 – discounted cash flows based on discount rate determined by interpolating spot rates considering financing debts indexes proxies, taking into account their currencies and also Petrobras’ credit risk, amounting to US$ 18,549 as of September 30, 2021 (US$ 28,281 as of December 31, 2020).

The sensitivity analysis for financial instruments subject to foreign exchange variation is set out in note 29.3.

A maturity schedule of the Company’s finance debt (undiscounted), including face value and interest payments is set out as follows:

Maturity	2021	2022	2023	2024	2025	2026 and thereafter	09.30.2021	12.31.2020
Principal	869	3,080	3,073	4,076	3,538	22,945	37,581	55,130
Interest	437	1,725	1,563	1,496	1,342	24,074	30,637	38,953
Total	1,306	4,805	4,636	5,572	4,880	47,019	68,218	94,083
(*) A maturity schedule of the lease arrangements (nominal amounts) is set out in note 26

25.4.	Lines of credit
						09.30.2021
Company	Financial institution	Date	Maturity	Available (Lines of Credit)	Used	Balance
Abroad
PGT BV	Syndicate of banks	3/7/2018	2/7/2023	4,350	−	4,350
PGT BV	Syndicate of banks (*)	3/27/2019	2/27/2024	3,250	−	3,250
PGT BV	The Export - Import Bank of China	12/23/2019	12/27/2021	750	714	36
Total				8,350	714	7,636

In Brazil
Petrobras	Banco do Brasil	3/23/2018	1/26/2023	368	−	368
Petrobras	Bradesco	6/1/2018	5/31/2023	368	−	368
Petrobras	Banco do Brasil	10/4/2018	9/5/2025	368	−	368
Transpetro	Caixa Econômica Federal	11/23/2010	Not defined	60	−	60
Total				1,164	−	1,164
(*) In April 2021, Petrobras extended part of the Revolving Credit Facility. Hence, US$2,050 will be available from February 28, 2024 to February 27, 2026.

26.	Lease liabilities

The Company is the lessee in agreements primarily including oil and gas producing units, drilling rigs and other exploration and production equipment, vessels and support vessels, helicopters, lands and buildings.

Changes in the balance of lease liabilities are presented below:

	Balance at 12.31.2020	Remeasure-ment / new contracts	Payment of principal and interest (*)	Interest expenses	Foreign exchange gains and losses	Cumulative translation adjustment	Transfers	Balance at 09.30.2021
In Brazil	4,340	549	(1,162)	174	97	(180)	20	3,838
Abroad	17,310	4,267	(3,218)	731	794	(833)	(17)	19,034
Total	21,650	4,816	(4,380)	905	891	(1,013)	3	22,872

A maturity schedule of the lease arrangements (nominal amounts) is set out as follows:

Nominal Future Payments	2021	2022	2023	2024	2025	2026 onwards	Total
Balance at September 30, 2021	1,778	5,002	3,710	2,699	2,127	15,773	31,089
Balance at December 31, 2020	5,756	4,310	2,896	2,250	1,825	11,983	29,020

Payments in certain lease agreements vary due to changes in facts or circumstances occurring after their inception other than the passage of time. Such payments are not included in the measurement of the lease obligations. Variable lease payments in the nine-month period ended September 30,2021 amounted to US$ 606, representing 14% in relation to fixed payments (US$ 554 and 13% in the same period of 2020).

45

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

In the nine-month period ended September 30, 2021, the Company recognized lease expenses in the amount of US$ 74 relating to short-term leases (US$ 101 in the same period of 2020).

At September 30, 2021, the nominal amounts of lease agreements for which the lease term has not commenced, as they relate to assets under construction or not yet available for use, is US$ 70,227 (US$ 67,408 at December 31, 2020). The increase in the the nine-month period ended September 30,2021 corresponds to new contractual commitment, including another floating production unit.

The sensitivity analysis of financial instruments subject to exchange variation is presented in note 29.3.

27.	Equity
27.1.	Share capital (net of share issuance costs)

As of September 30, 2021 and December 31, 2020, subscribed and fully paid share capital, net of issuance costs, was US$ 107,101, represented by 7,442,454,142 common shares and 5,602,042,788 preferred shares, all of which are registered, book-entry shares with no par value.

Preferred shares have priority on returns of capital, do not grant any voting rights and are non-convertible into common shares.

As of September 30, 2021 and December 31, 2020, the Company held treasury shares, of which 222,760 are common shares and 72,909 are preferred shares.

27.2.	Distributions to shareholders

On April 14, 2021, the Annual General Shareholders Meeting approved dividends relating to 2020, amounting to US$ 1,977 (corresponding to 0.1515 per outstanding share). Thus, additional dividends proposed to ordinary shareholders in the amount of US$ 1,128 were reclassified from shareholder’s equity to liabilities.

On April 29, 2021, dividends were paid, in the amount of US$ 1,990, updated by Selic rate (Brazilian short-term interest rate) since December 31, 2020.

On August 4, 2021, the Company’s Board of Directors approved the anticipation of distribution to shareholders for 2021, in the total amount of US$ 6,066 (R$ 31,600 million), equivalent to US$ 0.4651 (R$ 2.4225) per common and preferred shares, in two installments, as shown in the following table:

				Common Shares		Preferred Shares
Payment	Date of Board of Directors approval	Date of register	Date of Payment	Amount	Amount per Share	Amount	Amount per Share	Total Amount
1st installment – dividends	08.04.2021	08.16.2021	08.25.2021	2,300	0.3091	1,731	0.3091	4,031
2nd installment (*)	08.04.2021	12.01.2021	12.15.2021	1,161	0.1560	874	0.1560	2,035
				3,461	0.4651	2,605	0.4651	6,066
(*) Subsequently, the Executive Officers will define the legal form of distribution of the 2nd installment, whether in the form of dividends or interest on capital.

Amounts translated into U.S. dollar based on the exchange rate prevailing at the date of the approval.

This distribution will be deducted from the Company’s distribution for 2021 and will be adjusted by the SELIC rate from the date of the payment to the end of the fiscal year and will be deducted from the minimum mandatory dividends, including for the payment of minimum priority dividend to preferred shareholders.

At September 30, 2021, the balance of dividends payable within current liabilities is US$ 1,950 and is composed of US$ 1,949 to be paid to shareholders of Petrobras, representing the second installment of the anticipation approved on August 4, 2021, and US$ 1 to non-controlling shareholders.

46

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
27.3.	Earnings (losses) per share
		Jan-Sep/2021			Jan-Sep/2020
	Common	Preferred	Total	Common	Preferred	Total
Net income (loss) attributable to shareholders of Petrobras	8,124	6,115	14,239	(5,915)	(4,453)	(10,368)
Weighted average number of outstanding shares	7,442,231,382	5,601,969,879	13,044,201,261	7,442,231,382	5,601,969,879	13,044,201,261
Basic and diluted earnings (losses) per share - in U.S. dollars	1.09	1.09	1.09	(0.79)	(0.79)	(0.79)
Basic and diluted earnings (losses) per ADS equivalent - in U.S. dollars (*)	2.18	2.18	2.18	(1.58)	(1.58)	(1.58)

		Jul-Sep/2021			Jul-Sep/2020
	Common	Preferred	Total	Common	Preferred	Total
Net income (loss) attributable to shareholders of Petrobras	3,388	2,550	5,938	(135)	(101)	(236)
Weighted average number of outstanding shares	7,442,231,382	5,601,969,879	13,044,201,261	7,442,231,382	5,601,969,879	13,044,201,261
Basic and diluted earnings (losses) per share - in U.S. dollars	0.46	0.46	0.46	(0.02)	(0.02)	(0.02)
Basic and diluted earnings (losses) per ADS equivalent - in U.S. dollars (*)	0.92	0.92	0.92	(0.04)	(0.04)	(0.04)
(*) Petrobras' ADSs are equivalent to two shares.

Basic earnings (losses) per share are calculated by dividing the net income (loss) attributable to shareholders of Petrobras by the weighted average number of outstanding shares during the period.

Diluted earnings (losses) per share are calculated by adjusting the net income (loss) attributable to shareholders of Petrobras and the weighted average number of outstanding shares during the period taking into account the effects of all dilutive potential shares (equity instrument or contractual arrangements that are convertible into shares).

Basic and diluted earnings (losses) are identical as the Company has no potentially dilutive shares.

28.	Fair value of financial assets and liabilities
	Level I	Level II	Level III	Total fair value recorded
Assets
Marketable securities	537	-	-	537
Foreign currency derivatives	-	42	-	42
Interest rate derivatives	-	2	-	2
Balance at September 30, 2021	537	44	-	581
Balance at December 31, 2020	652	115	−	767

Liabilities
Foreign currency derivatives	-	(297)	-	(297)
Commodity derivatives	(15)	−	-	(15)
Balance at September 30, 2021	(15)	(297)	-	(312)
Balance at December 31, 2020	(10)	(269)	−	(279)

The estimated fair value for the Company’s long-term debt, computed based on the prevailing market rates, is set out in note 25.

Certain receivables are classified as fair value through profit or loss, as presented in note 9.

The fair values of cash and cash equivalents, short-term debt and other financial assets and liabilities are equivalent or do not differ significantly from their carrying amounts.

47

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
29.	Risk management
29.1.	Derivative financial instruments

A summary of the positions of the derivative financial instruments held by the Company and recognized in other current assets and liabilities as of September 30, 2021 , as well as the amounts recognized in the statement of income and other comprehensive income and the guarantees given is set out as follows:

		Statement of Financial Position
				Fair value
	Notional value		Asset Position (Liability)		Maturity
	09.30.2021	12.31.2020	09.30.2021	12.31.2020
Derivatives not designated for hedge accounting
Future contracts - total (*)	(3,506)	(240)	(15)	(10)
Long position/Crude oil and oil products	852	3,927	-	-	2021
Short position/Crude oil and oil products	(4,358)	(4,167)	-	-	2021
Options	(7)	−	−	−	−
Short call / Soybean oil (**)	(12)	−	−	-	2021
Long put / Soybean oill (**)	5	−	−	-	2021
Options
Short Call (BRL/USD) (***)	US$ (17)	−	-	-	2021
Long put (BRL/USD) (***)	US$ 7	−	-	-	2021
Forward contracts
Long position/Foreign currency forwards (GPD/USD) (***)	−	GBP 354	-	23	-
Swap
Foreign currency / Cross-currency Swap (***)	GBP 615	GBP 615	42	44	2026
Foreign currency / Cross-currency Swap (***)	GBP 600	GBP 600	(73)	(26)	2034
Swap - IPCA	R$ 3,008	R$ 3,008	2	47	2029/2034
Foreign currency / Cross-currency Swap (***)	US$ 729	US$ 729	(225)	(244)	2024/2029
Total recognized in the Statement of Financial Position			(269)	(166)
(*) Notional value in thousands of bbl.
(**) Notional value in thousands tons.
(***) Amounts in US$ and GBP are presented in million.

	Gains/ (losses) recognized in the statement of income
	2021	2020	2021	2020
	Jan-Sep	Jan-Sep	Jul-Sep	Jul-Sep
Commodity derivatives
Crude oil - 29.2 (a)	−	(502)	−	(49)
Other commodity derivative transactions - 29.2 (b)	(56)	201	(14)	1
Recognized in Other Income and Expenses	(56)	(301)	(14)	(48)
Currency derivatives
Swap Pounds Sterling x Dollar - 29.3 (b)	(94)	(174)	(91)	112
NDF – Euro x Dollar - 29.3 (b)	−	(23)	−	−
NDF – Pounds Sterling x Dollar - 29.3 (b)	9	(6)	−	14
Swap CDI x Dollar - 29.3 (c)	2	(333)	(54)	(26)
Others	1	(2)	−	−
	(82)	(538)	(145)	100
Interest rate derivatives
Swap - CDI X IPCA	(36)	(25)	(26)	(8)
	(36)	(25)	(26)	(8)
Cash flow hedge on exports (*)	(3,339)	(3,586)	(1,032)	(1,143)
Recognized in Net finance income (expense)	(3,457)	(4,149)	(1,203)	(1,051)
Total	(3,513)	(4,450)	(1,217)	(1,099)
(*) As presented in note 29.3

48

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	Gains/ (losses) recognized in other comprehensive income
	2021	2020	2021	2020
	Jan-Sep	Jan-Sep	Jul-Sep	Jul-Sep
Cash flow hedge on exports (*)	883	(22,164)	(3,875)	(186)

(*) As presented in note 29.3

	Guarantees given as collateral
	09.30.2021	12.31.2020
Commodity derivatives	47	13
Currency derivatives	(26)	78
Total	22	91

A sensitivity analysis of the derivative financial instruments for the different types of market risks as of September 30, 2021 is set out as follows:

Financial Instruments	Risk	Probable Scenario (*)	Reasonably possible scenario (*)	Remote Scenario (*)
Derivatives not designated for hedge accounting
Future and forward contracts	Crude oil and oil products - price changes	-	(57)	(114)
		−	(57)	(114)

The probable scenario uses market references, used in pricing models for oil, oil products and natural gas markets, and takes into account the closing price of the asset on September 30, 2021. Therefore, no variation is considered arising from outstanding operations in this scenario. The reasonably possible and remote scenarios reflect the potential effects on the statement of income from outstanding transactions, considering a variation in the closing price of 25% and 50%, respectively. To simulate the most unfavorable scenarios, the variation was applied to each asset according open transactions: price decrease for long positions and increase for short positions.

29.2.	Risk management of crude oil and oil products prices

The Company is usually exposed to commodity price cycles, although it may use derivative instruments to hedge exposures related to prices of products purchased and sold to fulfill operational needs and in specific circumstances depending on business environment analysis and assessment of whether the targets of the Strategic Plan are being met.

a)	Crude Oil

In March 2020, in order to preserve the Company's liquidity, Petrobras approved a hedge strategy for exported oil already shipped but not priced mainly due to the high volatility at that time, both due to the effects of the oil price drop and the effects of the COVID-19 pandemic on the global oil consumption.

As a result of this strategy, from April 2020, transactions using forward (swap) and futures contracts were carried out. Forward transactions do not require initial disbursement, whereas future transactions require margin deposits, depending on the volume contracted. .

b)	Other commodity derivative transactions

Petrobras, by use of its assets, positions and market knowledge from its operations in Brazil and abroad, occasionally seeks to optimize some of its commercial operations in the international market, with the use of commodity derivatives to manage price risk.

29.3.	Foreign exchange risk management
a)	Cash Flow Hedge involving the Company’s future exports

The carrying amounts, the fair value as of September 30, 2021, and a schedule of expected reclassifications to the statement of income of cumulative losses recognized in other comprehensive income (shareholders’ equity) based on a US$ 1.00 / R$ 5,4394 exchange rate are set out below:

49

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Present value of hedging instrument notional value at 09.30.2021
Hedging Instrument	Hedged Transactions	Nature of the Risk	Maturity Date	US$ million	R$ million
Foreign exchange gains and losses on proportion of non-derivative financial instruments cash flows	Foreign exchange gains and losses of highly probable future monthly exports revenues	Foreign Currency – Real vs U.S. Dollar Spot Rate	October 2021 to September 2031	60,292	327,955

Changes in the present value of hedging instrument notional value	US$ million	R$ million
Amounts designated as of January 1, 2021	61,502	319,608
Additional hedging relationships designated, designations revoked and hedging instruments re-designated	20,171	108,627
Exports affecting the statement of income	(10,896)	(57,970)
Principal repayments / amortization	(10,485)	(55,770)
Foreign exchange variation	-	13,460
Amounts designated as of September 30, 2021	60,292	327,955
Nominal value of hedging instrument (finance debt and lease liability) at September 30, 2021	66,237	360,290

According to the 2021-2025 Strategic Plan, there is an increase in expected exports and consequently in highly probable future exports, but not in an amount equal to or greater than the finance debt and lease liabilities subject to designation as hedge instruments. As a result, the relevant increase in Dollar/Real exposure observed during 2020 remains at September 30, 2021, as presented in item (c) below.

In the nine-month period ended September 30, 2021, the Company recognized a US$ 15 gain within foreign exchange gains (losses) due to ineffectiveness (a US$ 1 loss in the same period of 2020).

The average ratio of future exports for which cash flow hedge accounting was designated to the highly probable future exports is 100%.

A roll-forward schedule of cumulative foreign exchange losses recognized in other comprehensive income as of September 30, 2021 is set out below:

	Exchange rate variation	Tax effect	Total
Balance at January 1,2020	(20,517)	6,977	(13,540)
Recognized in Other comprehensive income	(21,460)	7,296	(14,164)
Reclassified to the statement of income - occurred exports	4,172	(1,419)	2,753
Reclassified to the statement of income - exports no longer expected or not occurred	548	(187)	361
Balance at December 31, 2020	(37,257)	12,667	(24,590)
Recognized in Other comprehensive income	(2,456)	835	(1,621)
Reclassified to the statement of income - occurred exports	3,339	(1,134)	2,205
Balance at September 30, 2021	(36,374)	12,368	(24,006)

Additional hedging relationships may be revoked or additional reclassification adjustments from equity to the statement of income may occur as a result of changes in forecasted export prices and export volumes following a revision of the Company’s strategic plan. Based on a sensitivity analysis considering a US$ 10/barrel decrease in Brent prices stress scenario, when compared to the Brent price projections in our Strategic Plan 2021-2025, would indicate a US$ 3 reclassification from equity to the statement of income.

A schedule of expected reclassification of cumulative foreign exchange losses recognized in other comprehensive income to the statement of income as of September 30, 2021 is set out below:

	2021	2022	2023	2024	2025	2026	2027	2028 to 2030	Total
Expected realization	(1,971)	(8,099)	(6,656)	(5,141)	(3,574)	(3,144)	(3,241)	(4,548)	(36,374)

b)	Information on ongoing contracts

As of September 30, 2021, the company has outstanding swap contracts - IPCA x CDI and CDI x Dollar, swap - Pound sterling x Dollar and Non Deliverable Forward (NDF) - Pound x Dollar.

50

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Swap contracts – IPCA x CDI and CDI x Dollar

Changes in future interest rate curves (CDI) may have an impact on the Company's results, due to the market value of these swap contracts. The parallel shock was estimated from the average term of swap contracts (25% of the future interest rate). A sensitivity analysis on CDI through a parallel shock keeping all other variables remaining constant, would result in the impacts shown in the following table:

Sensitivity Analysis	Result
Parallel increase of 300 basis points	(6)
Parallel reduction of 300 basis points	21
c)	Sensitivity analysis for foreign exchange risk on financial instruments

A sensitivity analysis is set out below, showing the probable scenario for foreign exchange risk on financial instruments, computed based on external data along with stressed scenarios (a 25% and a 50% change in the foreign exchange rates prevailing on September 30, 2021), except for assets and liabilities of foreign subsidiaries, when transacted in a currency equivalent to their respective functional currencies. This analysis only covers the exchange rate variation and maintains all other variables constant.

Financial Instruments	Exposure at 09.30.2021	Risk	Probable Scenario (*)	Reasonably possible scenario	Remote Scenario
Assets	4,776		(210)	1,194	2,388
Liabilities	(97,738)	Dollar/Real	4,302	(24,434)	(48,869)
Exchange rate - Cross currency swap	(553)		24	(138)	(277)
Cash flow hedge on exports	60,292		(2,654)	15,073	30,146
	(33,223)		1,462	(8,305)	(16,612)
Assets	3	Euro/Real	−	1	1
Liabilities	(25)		1	(6)	(13)
	(22)		1	(5)	(12)
Assets	1,262	Euro/Dollar	23	315	631
Liabilities	(2,615)		(48)	(654)	(1,308)
	(1,353)		(25)	(339)	(677)
Assets	2	Pound	−	1	1
Liabilities	(22)		−	(6)	(11)
	(20)		−	(5)	(10)
Assets	1,886	Pound	46	471	943
Liabilities	(3,734)		(91)	(933)	(1,867)
Derivative - cross currency swap	1,637		40	409	819
	(211)		(5)	(53)	(105)
Total at September 30, 2021	(34,829)		1,433	(8,707)	(17,416)
Total at December 31, 2020	(43,263)		384	(10,815)	(21,631)
(*) At September 30, 2021, the probable scenario was computed based on the following risks: R$ x U.S. Dollar - a 4.4% appreciation of the Real; Euro x U.S. Dollar: a 1.9% appreciation of the Euro; Pound Sterling x U.S. Dollar: a 2.55% appreciation of the Pound Sterling; Real x Euro: a 2.6% appreciation of the Real; and Real x Pound Sterling - a 2% appreciation of the Real. Source: Focus and Thomson Reuters.

29.4.	Interest rate risk management

The Company considers that interest rate risk does not create a significant exposure and therefore, preferably does not use derivative financial instruments to manage interest rate risk, except for specific situations faced by certain subsidiaries of Petrobras.

The sensitivity analysis of interest rate risk presented in the table below is carried out for a 12-month term. Amounts referring to reasonably possible and remote scenarios mean the total floating interest expense if there is a variation of 25% and 50% in these interest rates, respectively, maintaining all other variables constant.

51

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Risk	Probable Scenario (*)	Reasonably possible scenario	Remote Scenario
LIBOR 1M	−	−	−
LIBOR 3M	1	2	2
LIBOR 6M	327	366	405
CDI	101	127	152
TJLP	55	69	83
IPCA	77	96	116
	561	660	758
(*) The probable scenario was calculated considering the quotations of currencies and floating rates to which the debts are indexed.

29.5.	Liquidity risk management

Following its liability management strategy, the Company regularly evaluates market conditions and may enter into transactions to repurchase its own securities or those of its affiliates, through a variety of means, including tender offers, make whole exercises and open market repurchases, in order to improve its debt repayment profile and cost of debt.

30.	Related-party transactions

The Company has a related-party transactions policy, which is annually revised and approved by the Board of Directors in accordance with the Company’s by-laws.

30.1.	Transactions with joint ventures, associates, government entities and pension plans

The Company has engaged, and expects to continue to engage, in the ordinary course of business in numerous transactions with joint ventures, associates, pension plans, as well as with the Company’s controlling shareholder, the Brazilian Federal Government, which include transactions with banks and other entities under its control, such as financing and banking, asset management and other transactions.

The balances of significant transactions are set out in the following table:

		09.30.2021		12.31.2020

	Assets	Liabilities	Assets	Liabilities
Joint ventures and associates
BR Distribuidora, current Vibra Energia	−	−	196	39
Natural Gas Transportation Companies	−	−	74	191
State-controlled gas distributors (joint ventures)	231	37	225	68
Petrochemical companies (associates)	38	38	17	9
Other associates and joint ventures	135	26	152	120
Subtotal	404	101	664	427
Brazilian government – Parent and its controlled entities
Government bonds	1,467	-	1,632	-
Banks controlled by the Brazilian Government	8,452	1,487	7,676	3,707
Receivables from the Electricity sector	14	−	205	−
Petroleum and alcohol account - receivables from the Brazilian Government	497	-	482	-
Brazilian Federal Government - dividends	2	559	2	−
Others	5	26	38	47
Subtotal	10,437	2,072	10,035	3,754
Pension plans	71	30	52	65
Total	10,912	2,203	10,751	4,246
Current	2,387	1,019	2,663	1,225
Non-Current	8,525	1,184	8,088	3,021
Total	10,912	2,203	10,751	4,246

52

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

The income/expenses of significant transactions are set out in the following table:

	2021	2020	2021	2020
	Jan-Sep	Jan-Sep	Jul-Sep	Jul-Sep
Joint ventures and associates
BR Distribuidora, current Vibra Energia	12,745	5,109	5,137	1,928
Natural Gas Transportation Companies	(362)	(972)	(58)	(451)
State-controlled gas distributors (joint ventures)	1,719	938	685	378
Petrochemical companies (associates)	2,622	1,424	1,032	445
Other associates and joint ventures	272	9	153	(84)
Subtotal	16,996	6,508	6,949	2,216
Brazilian government – Parent and its controlled entities
Government bonds	38	23	18	10
Banks controlled by the Brazilian Government	(140)	(315)	(47)	(223)
Receivables from the Electricity sector	127	23	15	10
Petroleum and alcohol account - receivables from the Brazilian Government	37	3	15	1
Brazilian Federal Government - dividends	−	(3)	4	(1)
Empresa Brasileira de Administração de Petróleo e Gás Natural – Pré-Sal Petróleo S.A. – PPSA	(81)	(45)	(14)	(5)
Others	(63)	(10)	(30)	(10)
Subtotal	(82)	(324)	(39)	(218)
Total	16,914	6,184	6,910	1,998
Revenues, mainly sales revenues	17,647	7,863	7,043	2,888
Purchases and services	(547)	(1,397)	(61)	(682)
Income (expenses)	(188)	−	(41)	−
Foreign exchange and inflation indexation charges, net	(73)	(252)	(28)	(193)
Finance income (expenses), net	75	(30)	(3)	(15)
Total	16,914	6,184	6,910	1,998

The liability related to pension plans of the Company's employees and managed by the Petros Foundation, including debt instruments, is presented in note 13.

Petrobras on agreement with Amazonas Energia

On April 7, 2021, Petrobras and its subsidiaries Breitener Tambaqui S.A. and Breitener Jaraqui S.A. signed a legal agreement with Amazonas Energia S.A. (debtor) and Centrais Elétricas Brasileiras S.A. - Eletrobras (jointly responsible) , in the amount of US$ 77 (R$ 436 million), for the collection of amounts relating to seven lawsuits, which will be suspended until the full settlement of the negotiated credits. The debt will be settled in 60 installments updated based on 124.75% of the CDI, from January 18, 2021 until full settlement.

The signing of the agreement generated a positive effect on the Company’s statement of income in the second quarter of 2021 of US$ 59 (R$ 328 million), net of tax effects.

53

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

30.2.	Compensation of key management personnel

The total compensation of Executive Officers and Board Members of Petrobras is set out as follows:

		Jan-Sep/2021			Jan-Sep/2020
	Executive Officers	Board of Directors	Total	Executive Officers	Board of Directors	Total
Wages and short-term benefits	1.9	−	1.9	2.0	0.1	2.1
Social security and other employee-related taxes	0.5	−	0.5	0.5	−	0.5
Post-employment benefits (pension plan)	0.2	−	0.2	0.1	−	0.1
Benefits due to termination of tenure	0.5	-	0.5	0.1	-	0.1
Total compensation recognized in the statement of income	3.1	−	3.1	2.7	0.1	2.8
Total compensation paid (*)	5.5	−	5.5	2.7	−	2.7
Average number of members in the period (**)	9.00	10.44	19.44	9.00	9.44	18.44
Average number of paid members in the period (***)	9.00	4.89	13.89	9.00	4.33	13.33
(*) The variable compensation (PPP) paid to management is included in the Executive Officers columns.
(**) Monthly average number of members.
(***) Monthly average number of paid members.

For the nine-month period ended September 30, 2021, expenses related to compensation of the board members and executive officers of Petrobras amounted to US$ 10 (US$ 9 for the same period of 2020).

On April 14, 2021, the Company’s Annual Shareholders’ Meeting set the threshold for the overall compensation for executive officers and board members at US$ 9 (R$ 47.06 million) from April 2021 to March 2022.

The compensation of the Advisory Committees to the Board of Directors is separate from the fixed compensation set for the Board Members and, therefore, has not been classified under compensation of Petrobras’ key management personnel.

In accordance with Brazilian regulations applicable to companies controlled by the Brazilian Federal Government, Board members who are also members of the Audit Committee or Audit Committee of Petrobras and its subsidiaries are only compensated with respect to their Audit Committee duties. The total compensation concerning these members was US$ 391 thousand for the nine-month period ended September 30, 2021 (US$ 460 thousand with tax and social security costs). For the same period of 2020, the total compensation concerning these members was US$ 326 thousand (US$ 391 thousand with tax and social security costs).

31.	Supplemental information on statement of cash flows
	Jan-Sep/2021	Jan-Sep/2020
Amounts paid/received during the period:
Withholding income tax paid on behalf of third-parties	548	577
Capital expenditures and financing activities not involving cash
Lease	5,290	2,371
Provision/(reversals) for decommissioning costs	1	12
Use of deferred tax and judicial deposit for the payment of contingency	540	1
Intangible assets received due to assumption of participation in concessions	99	-

32.	Subsequent events

Completion of obligations set forth in agreement with the U.S. Department of Justice - DoJ

On September 27, 2018, Petrobras announced the settlement of the open matters with the Securities and Exchange Commission - SEC and the U.S. Department of Justice - DoJ, during the period from 2003 to 2012.

Thus, Petrobras concluded the obligations set forth in the agreement with the DoJ, including continuing to enhance its integrity program and self-reporting during the agreement’s three-year term.

Environmental Claims Agreement

On October 8, 2021, Petrobras signed an agreement relating to three public civil actions that set out environmental damages arising from the leakage of the Santa Catarina - Paraná (OSPAR) pipeline on July 16, 2000, in Araucária city in the state of Paraná. As of September 30, 2021, the values related to public civil actions are classified as probable loss and recorded in the financial statements, as set out in note 14.1.

54

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

The value of the agreement is US$ 257 (R$ 1.4 billion), to be paid in four quarterly installments, from its signature and judicial approval. The effectiveness of the agreement is subject to approval by the Federal Regional Court of 4th Region.

Agreement with National Agency of Petroleum, Natural Gas and Biofuels (ANP)

In October 2021, Petrobras' Board of Executive Officers and Board of Directors approved a proposal to enter into an agreement with the ANP related to royalties on the operation of the Shale Industrialization Unit (SIX), located in the state of Paraná.

On October 21, 2021, the terms of the Agreement were approved by the collegiate board of the ANP, involving the payment of US$ 104 (R$ 565 million), recorded in the Company's financial statements at September 30, 2021.

The payment will be made in 60 installments beginning after the signing of the agreement and will result in the termination of all legal and administrative proceedings related to the collection of royalties and administrative fines arising from the exploitation of shale oil carried out by SIX, as well as the execution of a concession agreement between Petrobras and ANP to discipline research and mining of shale at SIX.

Anticipation of distribution to shareholders

On October 28, 2021, the Company’s Board of Directors approved the additional anticipation of distribution to shareholders in the total amount of US$ 5,666 (R$ 31,800 million), equivalent to US$ 0.4344 (R$ 2.4379) per common and preferred shares, to be paid together with the second installment approved on August 4, 2021, as shown in the following table:

			Common Shares		Preferred Shares
Payment	Date of register	Date of Payment	Amount	Amount per Share	Amount	Amount per Share	Total Amount
3rd installment (*)	12.01.2021	12.15.2021	3,233	0.4344	2,433	0.4344	5,666
(*) Subsequently, the Executive Officers will define the form of distribution of this installment, whether in the form of dividends or interest on capital.
Amounts translated into U.S. dollar based on the exchange rate prevailing at the date of the approval.

The amount distributed, adjusted by the SELIC rate from the date of the payment to the end of the fiscal year, will be deducted from the Company’s distribution for 2021, for the purpose of determining the minimum mandatory dividends, including priority dividends to preferred shareholders.

33.	Information related to guaranteed securities issued by subsidiaries
33.1.	Petrobras Global Finance B.V. (PGF)

Petróleo Brasileiro S.A. - Petrobras fully and unconditionally guarantees the debt securities issued by Petrobras Global Finance B.V. (PGF), a 100-percent-owned finance subsidiary of Petrobras. There are no significant restrictions on the ability of Petrobras to obtain funds from PGF.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 28, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer